EXHIBIT 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

Z CAPITAL AFFINITY OWNER, LLC,

AFFINITY MERGER SUB, INC.

and

AFFINITY GAMING

Dated as of August 22, 2016

i

v

INDEX OF DEFINED TERMS

Definition	Location

2015 Audited Financial Statements	5.15(f)(iv)
Acceptable Confidentiality Agreement	5.4(d)(iii)
Acquisition Proposal	5.4(d)(i)
Action	3.8
Affiliate	8.3(a)
Agreement	Preamble
Alternative Acquisition Agreement	5.4(e)(iii)
Alternative Financing	5.15(b)
Antitrust Law	5.7(j)
Articles of Merger	1.3
Book-Entry Shares	2.1(a)
Business Day	8.3(b)
Certificates	2.1(a)
Change of Recommendation	5.4(e)(ii)
Closing	1.2
Closing Date	1.2
Code	2.4
Collective Bargaining Agreement	3.11(d)
Company	Preamble
Company Board	Recitals
Company Bylaws	3.1(b)
Company Charter	3.1(b)
Company Disclosure Letter	Article III
Company Employees	5.8(a)
Company Material Adverse Effect	8.3(c)
Company Parties	7.3(c)
Company Performance-Based Restricted Stock	2.2(b)
Company Plans	3.10(a)
Company Recommendation	3.3(b)
Company Registered IP	3.17
Company Related Parties	7.3(b)
Company Restricted Stock	2.2(b)
Company SEC Documents	3.5(a)
Company Stock Option	2.2(a)
Company Stock Plans	2.2(a)
Company Stockholder Approval	3.3(a)
Company Stockholder Meeting	5.5(b)
Company Termination Fee	7.3(b)
Company Time-Based Restricted Stock	2.2(b)

Definition	Location

Company Title Insurance Policy	3.16(f)
Confidentiality Agreement	5.6(b)
Contract	3.4(a)
control	8.3(d)
Credit Agreement	5.18
Credit Agreement Amendment	5.22
Credit Facility Termination	5.18
Debt Financing	4.6(a)
Debt Financing Commitment	4.6(a)
Debt Financing Sources	8.3(e)
Dissenting Shares	2.5
DTC	2.3(e)
DTC Payment	2.3(e)
Effective Time	1.3
Environmental Laws	3.12(b)(i)
Environmental Permits	3.12(b)(ii)
Equity Financing	4.6(a)
Equity Financing Commitments	4.6(a)
Equity Financing Sources	4.6(a)
ERISA	3.10(a)
Exchange Act	3.4(b)
Financing	4.6(a)
Financing Commitments	4.6(a)
Financing Sources	4.6(a)
GAAP	3.5(b)
Gaming Approvals	8.3(f)
Gaming Authorities	8.3(g)
Gaming Law	8.3(h)
Governmental Entity	3.4(b)
Hazardous Materials	3.12(b)(iii)
HSR Act	3.4(b)
Indebtedness	8.3(i)
Indemnified Parties	5.11(a)
Insurance Policies	3.15
IRS	3.10(a)
Joinder	Recitals
knowledge	8.3(j)
Law	3.4(a)
Lease	3.16(a)
Leased Real Property	3.16(a)
Licensing Affiliates	4.12
Licensing Parties	4.12
Liens	8.3(k)
Limited Guarantee	Recitals
Marketing Period	8.3(l)

Definition	Location

Material Contract	3.14(a)
Merger	Recitals
Merger Sub	Preamble
Nevada Secretary of State	1.3
Notice	5.4(h)
NRS	1.1
Owned Real Property	3.16(a)
Parent	Preamble
Parent Disclosure Letter	Article IV
Parent Material Adverse Effect	4.1
Parent Plan	5.8(c)
Parent Parties	7.3(b)
Parent Related Parties	7.3(c)
Paying Agent	2.3(a)
Payment Fund	2.3(a)
Payoff Amount	5.18
PBGC	3.10(e)(iii)
Per Share Merger Consideration	8.3(m)
Permits	3.9
Permitted Liens	8.3(n)
Person	8.3(o)
Personal Information	3.17
Preferred Stock	3.2(a)
Proxy Statement	3.22
Representatives	8.3(p)
Required Amount	4.6(f)
Retained Claims	8.10(c)(iv)
Reverse Termination Fee	7.3(c)
Rollover Commitment Letter	Recitals
Rollover Investment	Recitals
Rollover Investors	Recitals
Rollover Shares	Recitals
Sarbanes-Oxley Act	3.5(a)
Schedule 13E-3	3.22
SEC	3.5(a)
Securities Act	3.5(a)
Shares	2.1(a)
Solvent	4.9(b)
Special Committee	Recitals
Sponsor	Recitals
Sponsor Voting Agreement	Recitals
Standstill Period	5.21
Subsidiary	8.3(q)
Superior Proposal	5.4(d)(ii)
Survey	8.3(r)

Definition	Location

Surviving Corporation	1.1
Systems	3.17
Takeover Laws	3.18
Tax Returns	3.13(n)(ii)
Taxes	3.13(n)(i)
Termination Date	7.1(b)(i)
Third Party Lease	3.16(c)
Third Party Tenant	3.16(c)
Transaction Litigation	5.17
WARN Act	3.11(d)
Zoning Report	8.3(s)

Exhibits

Exhibit A — Rollover Investors

Exhibit B — Rollover Commitment Letter

Exhibit C — Articles of Incorporation of the Surviving Corporation

Exhibit D — Bylaws of the Surviving Corporation

x

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of August 22, 2016, among Z Capital Affinity Owner, LLC, a Delaware limited liability company (“Parent”), Affinity Merger Sub, Inc., a Nevada corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and Affinity Gaming, a Nevada corporation (the “Company”).  Parent, Merger Sub and the Company are referred to herein collectively as the “parties” and individually as a “party”.

RECITALS

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of a special committee of the Company Board (the “Special Committee”), has (i) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth in this Agreement and (ii) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are fair to, and in the best interests of, the Company and the Company’s stockholders (other than Parent and its Subsidiaries);

WHEREAS, the managing member of Parent and the board of directors of Merger Sub have each determined that an acquisition of the Company by Parent is in the best interests of their respective companies and stockholders or members, as applicable and, accordingly, have each approved this Agreement and declared it advisable for Parent and Merger Sub to enter into this Agreement and consummate the merger (the “Merger”) of Merger Sub with and into the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Z Capital Partners II, L.P., Z Capital Partners II-A, L.P. and Z Capital Partners II-B, L.P., each a Delaware limited partnership (collectively, “Sponsor”), are entering into a limited guarantee with the Company (the “Limited Guarantee”), pursuant to which, and subject to the terms and conditions set forth therein, Sponsor is guaranteeing certain obligations of Parent and Merger Sub under this Agreement;

WHEREAS, Z Capital Partners, L.L.C. has entered into a Joinder (“Joinder”) with respect to various provisions of this Agreement, including Section 5.21;

WHEREAS, concurrently with the execution and delivery of this Agreement, certain Affiliates of Sponsor that are stockholders of the Company are entering into a Voting Agreement with the Company (the “Sponsor Voting Agreement”) and certain other stockholders of the Company are entering into a voting agreement with Parent;

WHEREAS, certain Affiliates of Sponsor set forth on Exhibit A (the “Rollover Investors”) are entering into the Rollover Commitment Letter in the form attached hereto as Exhibit B (the “Rollover Commitment Letter”), pursuant to which the Rollover Investors will contribute (the “Rollover Investment”) to Parent, subject to the terms and conditions in the Rollover Commitment Letter, the Shares set forth therein (the “Rollover Shares”); and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger as specified herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I
THE MERGER

Section 1.1.                                 The Merger.

Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Nevada Revised Statute (the “NRS”), at the Effective Time, Merger Sub shall be merged with and into the Company.  Following the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent.

Section 1.2.                                 Closing.

The closing of the Merger (the “Closing”) shall take place at 7:00 a.m., Pacific Time, on the second (2nd) Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions), remotely via the exchange of documents and signatures by facsimile or electronic transmission, unless this Agreement has been terminated pursuant to its terms or unless another date, time, place and/or method is agreed to in writing by Parent and the Company; provided, however, that if the Marketing Period has not ended prior to the time that the Closing would otherwise have occurred pursuant to the foregoing, then the Closing shall occur on the earlier to occur of (i) a date during the Marketing Period specified by Parent on three (3) Business Days written notice to the Company and (ii) the second (2nd) Business Day immediately following the final day of the Marketing Period, subject in each case to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions) as of the date determined pursuant to this proviso.  The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.3.                                 Effective Time.

Upon the terms and subject to the conditions of this Agreement, as soon as practicable following the Closing, the parties shall cause an articles of merger (the “Articles of Merger”) to be filed with the Secretary of State of the State of Nevada (the “Nevada Secretary of State”), executed in accordance with the relevant provisions of the NRS, and, as soon as practicable on or after the Closing Date, shall make any and all other filings or recordings required under the NRS to make the Merger effective.  The Merger shall become effective at such time as the Articles of Merger is duly filed with the Nevada Secretary of State or at such other date or time as Parent and the Company shall mutually agree in writing and shall specify in the Articles of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 1.4.                                 Effects of the Merger.

The Merger shall have the effects set forth in this Agreement and in the relevant provisions of the NRS.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.5.                                 Articles of Incorporation; Bylaws.

(a)                                 At the Effective Time, the articles of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated so that it reads in its entirety as set forth in Exhibit C hereto, and, as so amended and restated, shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by applicable Law.

(b)                                 At the Effective Time, the bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated so that it reads in its entirety as set forth in Exhibit D hereto, and, as so amended and restated, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms, the articles of incorporation of the Surviving Corporation and as provided by applicable Law.

Section 1.6.                                 Directors.

The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

Section 1.7.                                 Officers.

The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

ARTICLE II
 EFFECT ON THE CAPITAL STOCK OF THE
CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

Section 2.1.                                 Conversion of Capital Stock.

At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any shares of capital stock of the Company, Parent or Merger Sub:

(a)                                 Each share of common stock, par value $0.001 per share, of the Company (such shares, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than (i) Shares to be cancelled or contributed in accordance with Section 2.1(b), (ii) Company Restricted Stock to be treated in accordance with Section 2.2(b), and (iii) any Dissenting Shares) shall thereupon be converted automatically into and each certificate (a “Certificate”) formerly representing any such Shares, if any, or such Shares that are non-certificated and represented by book-entry (a “Book-Entry Share”), shall thereafter represent the right to receive the Per Share Merger Consideration in cash, without interest, and subject to deduction for any required withholding Tax.  As of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter only represent the right to receive the Per Share Merger Consideration to be issued or paid in accordance with Section 2.3, without interest.  Immediately following the Effective Time, an equivalent amount of such Shares shall be issued by the Company to Parent.

(b)                                 Each Share held in the treasury of the Company or owned, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time (other than Rollover Shares contributed to Parent by the Rollover Investors immediately prior to the Effective Time) shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.  Each Share contributed to Parent by the Rollover Investors immediately prior to the Effective Time shall remain outstanding after the Effective Time.

(c)                                  Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be cancelled as of the Effective Time.

(d)                                 If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company, or securities convertible into or exchangeable into or exercisable for shares of such capital stock, shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, merger or other similar transaction, the Per Share Merger Consideration and the number of shares to be issued to Parent pursuant to this Section 2.1 and Section 2.2 shall be equitably adjusted, without duplication, to reflect such change.  Nothing in this Section 2.1(d) shall relieve the Company or its Subsidiaries from the obligations contained in Sections 5.1(b)(iii) and (b)(iv).

Section 2.2.                                 Treatment of Options and Other Equity-Based Awards.

(a)                                 At the Effective Time, each option (each, a “Company Stock Option”) to purchase Shares granted under any employee or director stock option, stock purchase or equity compensation plan, arrangement or agreement of the Company, including the Company’s Amended and Restated 2011 Long Term Incentive Plan (the “Company Stock Plans”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall be treated in accordance with the terms and conditions applicable to such Company Stock Option immediately prior to the Effective Time under the Company Stock Plans or any other Contract (including any Company Plan) except as otherwise agreed by Parent and the holder of such Company Stock Option.

(b)                                 At the Effective Time, each outstanding share of restricted stock granted under any Company Stock Plan subject to time-based vesting restrictions (“Company Time-Based Restricted Stock”) that is vested and outstanding immediately prior to the Effective Time (excluding the Rollover Shares) shall be cancelled and converted into the right to receive from the Surviving Corporation as soon as practicable following (and in no event later than three (3) Business Days following) the Effective Time an amount in cash (without interest, and subject to deduction for any required withholding Tax) equal to the product of (i) the Per Share Merger Consideration and (ii) the number of Shares subject to such Company Time-Based Restricted Stock.  Immediately following the Effective Time, an equivalent amount of such shares of Company Time-Based Restricted Stock shall be issued by the Company to Parent.  At the Effective Time, each outstanding share of Company Time-Based Restricted Stock that is unvested and outstanding immediately prior to the Effective Time (excluding the Rollover Shares) shall be treated in accordance with the same terms and conditions applicable to such Company Time-Based Restricted Stock immediately prior to the Effective Time under the Company Stock Plans or any other Contract (including any Company Plan) except as otherwise agreed by Parent and the holder of such Company Time-Based Restricted Stock.  At the Effective Time, each outstanding share of restricted stock granted under any Company Stock Plan subject to performance-based vesting restrictions (“Company Performance-Based Restricted Stock” and, together with Company Time-Based Restricted Stock, “Company Restricted Stock”) that is vested and outstanding immediately prior to the Effective Time (excluding the Rollover Shares) shall be cancelled and converted into the right to receive from the Surviving Corporation as soon as practicable following (and in no event later than three (3) Business Days following) the Effective Time an amount in cash (without interest, and subject to deduction for any required withholding Tax) equal to the product of (i) the Per Share Merger Consideration and (ii) the number of Shares subject to such Company Performance-Based Restricted Stock.  Immediately following the Effective Time, an equivalent amount of such shares of Company Performance-Based Restricted Stock shall be issued by the Company to Parent.  At the Effective Time, each outstanding share of Company Performance-Based Restricted Stock that is unvested and outstanding immediately prior to the Effective Time (excluding the Rollover Shares) shall be treated in accordance with the same terms and conditions applicable to such Company Performance-Based Restricted Stock immediately prior to the Effective Time under the Company Stock Plans or any other Contract (including any Company Plan) except as otherwise agreed by the Company and the holder of such Company Performance-Based Restricted Stock.

(c)                                  Prior to the Effective Time, the Company shall adopt such resolutions as may be reasonably required to effectuate the provisions of this Section 2.2.  Parent and Merger Sub will ensure that the Surviving Corporation has an amount in cash sufficient to timely pay, in addition to all other obligations of the Surviving Corporation, all amounts required to be paid by this Section 2.2.

Section 2.3.                                 Exchange and Payment.

(a)                                 Prior to the Closing, Parent shall enter into an agreement (in a form reasonably acceptable to the Company) with a paying agent selected by Parent (that is reasonably satisfactory to the Company) to act as agent for the stockholders of the Company in connection with the Merger (the “Paying Agent”) to receive the aggregate amount of Per Share Merger Consideration to which the stockholders of the Company shall become entitled pursuant to Section 2.1(a).  At or prior to the Effective Time, Parent shall deposit (or cause to be deposited) with the Paying Agent cash in an amount sufficient to make all payments pursuant to Section 2.1(a) (such cash being hereinafter referred to as the “Payment Fund”).  The Payment Fund shall not be used for any purpose other than to fund payments due pursuant to Section 2.1(a), except as provided in this Agreement.  Parent shall pay (or cause to be paid) all charges and expenses, including those of the Paying Agent, incurred by it in connection with the exchange of Shares for the Per Share Merger Consideration and other amounts contemplated by this Article II.

(b)                                 Prior to, on or promptly after the Effective Time, and in any event not later than the second (2nd) Business Day following the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each record holder, as of immediately prior to the Effective Time, of an outstanding Certificate(s) that immediately prior to the Effective Time represented outstanding Shares that were converted into the right to receive the Per Share Merger Consideration with respect thereto pursuant to Section 2.1(a), (i) a letter of transmittal in such form as Parent and the Company shall reasonably agree (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such Person shall pass, only upon proper delivery of the Certificates and a duly completed and validly executed letter of transmittal to the Paying Agent and have such other provisions as Parent and the Company shall reasonably agree) and (ii) instructions (in such form as Parent and the Company shall reasonably agree) for use in effecting the surrender of such Certificates in exchange for the Per Share Merger Consideration payable with respect thereto pursuant to Section 2.1(a).  Upon surrender of a Certificate to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Paying Agent to evidence ownership, the holder of such Certificate shall be entitled to receive in exchange therefor a check or wire transfer for the amount of cash equal to the Per Share Merger Consideration for each Share formerly represented by such Certificate (subject to deduction for any required withholding Tax) within five (5) Business Days of receipt by the Paying Agent of such Certificate, and the Certificate so surrendered shall forthwith be cancelled.  Promptly after the Effective Time and in any event not later than the second (2nd) Business Day following the Effective Time, the Paying Agent shall issue and deliver to each holder as of immediately prior to the Effective Date of outstanding Book-Entry Shares that delivers to the Paying Agent a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto (or such other evidence of transfer reasonably acceptable to the Paying Agent), a check or wire transfer for the amount of cash that such holder is entitled to receive pursuant to Section 2.1(a) in respect of such Book-Entry Shares, without such holder being required to deliver a Certificate to the Paying Agent, and such Book-Entry Shares shall then be cancelled.  No interest will be paid or accrued for the benefit of holders of Certificates or Book-Entry Shares on the Per Share Merger Consideration payable in respect of Certificates or Book-Entry Shares.

(c)                                  If payment of the Per Share Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that such Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such Book-Entry Share shall be properly transferred and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Per Share Merger Consideration to a Person other than the registered holder of the Certificate or Book-Entry Share surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not applicable.

(d)                                 Until surrendered as contemplated by this Section 2.3, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Per Share Merger Consideration payable in respect of Shares theretofore represented by such Certificate or Book-Entry Shares, as applicable, pursuant to Section 2.1(a), without any interest thereon.

(e)                                  Prior to the Effective Time, Parent and the Company shall cooperate to establish procedures with the Paying Agent and the Depository Trust Company (“DTC”) to ensure that (i) if the Closing occurs at or prior to 11:30 a.m. (New York City time) on the Closing Date, the Paying Agent will transmit to DTC or its nominees on the Closing Date an amount in cash in immediately available funds equal to the number of Shares held of record by DTC or such nominee immediately prior to the Effective Time (excluding any Dissenting Shares) multiplied by the Per Share Merger Consideration (such amount, the “DTC Payment”), and (ii) if the Closing occurs after 11:30 a.m. (New York time) on the Closing Date, the Paying Agent will transmit to DTC or its nominee on the first (1st) Business Day after the Closing Date an amount in cash in immediately available funds equal to the DTC Payment.

(f)                                   All cash paid upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates or Book-Entry Shares.  At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Paying Agent for transfer or transfer is sought for Book-Entry Shares, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article II, subject to applicable Law in the case of Dissenting Shares.

(g)                                  The Paying Agent shall invest any cash included in the Payment Fund as directed by Parent, on a daily basis; provided, that any investment of such cash shall in all events be in short-term obligations of the United States of America with maturities of no more than 30 days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America, or in short-term commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively; provided, however, that Parent shall take all actions necessary to ensure that the Payment Fund includes at all times cash sufficient to satisfy Parent’s obligation under this Article II.  Any interest and other income resulting from such investments shall be payable to Parent or its designee.

(h)                                 At any time following the date that is 12 months after the Effective Time, Parent shall be entitled to require the Paying Agent to deliver to Parent or its designee any funds (including any interest received with respect thereto) that have been made available to the Paying Agent and which have not been claimed by holders of Certificates or Book-Entry Shares, and thereafter such Persons shall be entitled to look to Parent and the Surviving Corporation (subject to abandoned property, escheat or other similar Laws), and Parent and the Surviving Corporation shall remain liable, only as general creditors thereof with respect to the Per Share Merger Consideration payable upon due surrender of their Certificate (or affidavit in lieu thereof as provided in Section 2.3(j)) or Book-Entry Shares.

(i)                                     Any portion of the Per Share Merger Consideration made available to the Paying Agent pursuant to Section 2.3(a) to pay for Dissenting Shares for which appraisal rights have been perfected in accordance with Section 2.5 shall be returned to the Surviving Corporation, upon demand.

(j)                                    If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the record holder thereof and, if necessary, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Per Share Merger Consideration payable in respect thereof pursuant to this Agreement.

(k)                                 None of Parent, Merger Sub, the Company or the Paying Agent, or any employee, officer, director, agent or Affiliate thereof, shall be liable to any Person in respect of any cash from the Payment Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.  If any Certificate has not been surrendered prior to five (5) years after the Effective Time (or immediately prior to such earlier date on which the Per Share Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity), any such cash in respect of such Certificate shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any person previously entitled thereto.

Section 2.4.                                 Withholding Rights.

Parent, the Surviving Corporation or the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Shares, Company Stock Options, Company Restricted Stock or otherwise pursuant to this Agreement such amounts as Parent, the Surviving Corporation or the Paying Agent, as the case may be, is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”) or the Treasury Regulations promulgated thereunder, or any provision of state, local or foreign Tax Law.  To the extent that amounts are so withheld and paid over to the appropriate Taxing authority by Parent, the Surviving Corporation or the Paying

Agent on behalf of the Person in respect of which such deduction and withholding was made, such withheld and remitted amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.  Parent, the Surviving Corporation and the Paying Agent shall use commercially reasonably efforts to cooperate with each other and with the former holders of Shares, Company Stock Options or Company Restricted Stock in the collection, preparation and filing of any forms or other documentation relating to any claim of exemption or relief from any requirement to withhold so as to eliminate or minimize to the greatest extent possible any such requirement.

Section 2.5.                                 Dissenting Shares.

If, pursuant to the terms of NRS 92A.300 through 92A.500, holders of Shares are entitled to dissenter’s rights, then notwithstanding anything in this Agreement to the contrary, Shares issued and outstanding immediately prior to the Effective Time that are held by any holder who has not voted such Shares in favor of the Merger or consented thereto in writing and who shall have properly demanded and perfected dissenter’s rights under NRS 92A.300 through 92A.500, inclusive (“Dissenting Shares”) shall not be converted into the right to receive the Per Share Merger Consideration but instead shall be entitled to receive such payment from the Surviving Corporation with respect to such Dissenting Shares as shall be determined pursuant to the NRS; provided, however, that if such holder shall have failed to perfect or shall have effectively withdrawn or otherwise lost such holder’s right to dissent and demand payment of fair value under the NRS, each such Share held by such holder shall thereupon be deemed to have been converted into, as of the Effective Time, the right to receive, without any interest thereon, the Per Share Merger Consideration in accordance with Section 2.1(a), and such Share shall no longer be a Dissenting Share.  The Company shall give prompt notice to Parent of any written demands received by the Company for payment of the fair value (as defined in NRS 92A.320) in respect of any Shares and attempted withdrawals of such demands and any other instruments served pursuant to NRS 92A.440 and received by the Company, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands.  The Company shall not, except with the prior written consent of Parent, voluntarily make or agree to make any payment with respect to any demands for appraisals of Shares, offer to settle or settle any demands or approve any withdrawal of any such demands.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the Company SEC Documents filed with the SEC prior to the date of this Agreement (including the Exhibits and Schedules hereto but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly cautionary, predictive or forward-looking in nature, in each case, other than any specific factual information contained therein) (provided, that nothing in this clause (a) shall be deemed to modify or qualify the representations and warranties set forth in Section 3.1, Section 3.2 or Section 3.3), or (b) as set forth in the corresponding sections or subsections of the disclosure letter delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any information in a particular section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such information is reasonably apparent on the face of the information so disclosed (other than Section 3.1, Section 3.2 or Section 3.3, which matters shall only be disclosed by specific disclosure in the respective corresponding section or subsections of the Company Disclosure Letter)), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1.                                 Organization, Standing and Power.

(a)                                 Each of the Company and its Subsidiaries (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its assets or properties makes such qualification or licensing necessary, except, with respect to clause (iii), for any such failure to be so qualified or licensed or in good standing as would not have a Company Material Adverse Effect.

(b)                                 The Company has previously furnished or otherwise made available to Parent true and complete copies of the Company’s articles of incorporation (the “Company Charter”) and bylaws (the “Company Bylaws”) and the articles of incorporation, bylaws, or comparable organizational documents of each of the Company’s Subsidiaries, which subsidiaries are set forth on Section 3.2(d) of the Company Disclosure Letter, in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect.

Section 3.2.                                 Capital Stock.

(a)                                 The authorized capital stock of the Company consists of (a) 200,000,000 Shares and (b) 10,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”).  The rights and privileges of the Shares and Preferred Stock are as set forth in the Company Charter.  As of August 22, 2016, (i) 20,462,329 Shares were issued and outstanding, all of which were (and all Shares that may be issued pursuant to any Company Stock Plan will be, when issued in accordance with the respective terms thereof) duly authorized, validly issued, fully paid and nonassessable and were free of preemptive rights and not issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under applicable Law, the Company Charter, the Company Bylaws, or any agreement or instrument to which the Company is a party or is otherwise bound, (ii) no Shares were held in treasury, (iii) no shares of Preferred Stock were outstanding, (iv) an aggregate of 566,741 Shares were subject to or otherwise deliverable in connection with the exercise of outstanding Company Stock Options and (v) 462,329 Shares of Company Restricted Stock issued under the Company Stock Plans were outstanding.  As of August 22, 2016, other than an aggregate of 970,930 Shares reserved for issuance under future grants under the Company Stock Plans, the Company has no Shares reserved for issuance.

(b)                                 Section 3.2(b) of the Company Disclosure Letter contains a complete and correct list as of the date hereof of (i) each outstanding Company Stock Option, including with respect to each such option, the holder, date of grant, vesting and expiration schedule, exercise price, number of Shares subject thereto, and whether such Company Stock Option is an “incentive stock option” (as defined in the Code) or non-qualified stock option, and (ii) all outstanding Company Restricted Stock, including with respect to each such Company Restricted Stock, the holder, date of grant, vesting schedule and number of Shares subject thereto.  The Company’s Amended and Restated 2011 Long Term Incentive Plan is the only plan or program the Company or any of its Subsidiaries maintain under which stock options, restricted stock, restricted stock units, stock appreciation rights or other compensatory equity-based awards are outstanding.  The Company has made available to Parent each outstanding award agreement under the Company Stock Plans.  No Shares are held by any Subsidiary of the Company.

(c)                                  Except as set forth in this Agreement, (A) there are not outstanding any (1) shares of capital stock or other voting securities of the Company or any of its Subsidiaries or other ownership or voting interest in the Company or any of its Subsidiaries, (2) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of the Company or any of its Subsidiaries or other ownership or voting interest in the Company or any of its Subsidiaries, or (3) options or other rights to acquire from the Company or any of its Subsidiaries, and no obligation of the Company or any of its Subsidiaries to issue, any capital stock, voting securities or other ownership of voting interest or securities convertible into or exchangeable for capital stock or voting securities of the Company or any of its Subsidiaries or other ownership or voting interest in the Company or any of its Subsidiaries, (B) there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock, voting securities, or other ownership or voting interest or securities convertible into or exchangeable for capital stock or voting securities of the Company or any of its Subsidiaries or other ownership or voting interest in the Company or any of its Subsidiaries, (C) there are no other options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any of its Subsidiaries to which the Company or any of its Subsidiaries is a party, including any agreements granting any preemptive rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any equity or voting securities of or ownership or voting interest in the Company or any of its Subsidiaries, (D) there are no restricted shares, share appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued by the Company or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other equity or voting securities of or ownership or voting interests in, the Company or any of its Subsidiaries and (E) neither the Company nor any of its Subsidiaries is party to any agreement, arrangement or understanding (including any voting trusts or proxies, stockholders agreements, “poison pill” or rights agreement or registration rights agreements) with respect to the voting, registration, sale, purchase or transfer of any capital stock or other securities of the Company or any of its Subsidiaries, and, there are no voting trusts or other agreements or understandings with respect to the voting of the capital stock or other equity interest of the Company or any of its Subsidiaries.  There are no bonds, debentures, notes or other Indebtedness of the Company or any of its Subsidiaries having the right to vote (or convertible into, exchangeable for, securities or other interests having the right to vote) on any matter on which stockholders of the Company or the equity holders of the Company’s Subsidiaries may vote.

(d)                                 Each of the issued and outstanding shares of capital stock or other equity interests of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid, nonassessable and not subject to any preemptive rights and was not issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under applicable Law, the articles of incorporation, bylaws or comparable organizational documents of the Company’s Subsidiaries, or any agreement or instrument to which the Company’s Subsidiaries are a party or is otherwise bound.  All such shares are owned by the Company or another wholly owned Subsidiary of the Company and are owned free and clear of all Liens of any nature whatsoever, other than restrictions imposed by Law.  Except for the Company’s Subsidiaries, the Company does not own any capital stock or other equity or voting interest in, or any interest convertible into or exercisable or exchangeable for any capital stock of or other equity or voting interest in, any other Person.  Section 3.2(d) of the Company Disclosure Letter sets forth (i) a true and complete list of each Subsidiary of the Company as of the date hereof and its jurisdiction of incorporation or organization and (ii) the identity of the holder of each outstanding share of capital stock or other equity interest of each Subsidiary of the Company.

Section 3.3.                                 Authority.

(a)                                 The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the adoption and approval of this Agreement and the transactions contemplated hereby by the holders of at least a majority of the issued and outstanding Shares (the “Company Stockholder Approval”), to consummate the transactions contemplated hereby.  The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to adopt and approve this Agreement or the consummation of the transactions contemplated hereby, subject, in the case of the consummation of the Merger, to obtaining the Company Stockholder Approval and the filing with the Nevada Secretary of State of the Articles of Merger as required by the NRS.  This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity.

(b)                                 The Company Board, acting upon the unanimous recommendation of the Special Committee, has approved and declared advisable this Agreement and the transactions contemplated hereby and, subject to Section 5.4, has resolved to recommend that the Company’s stockholders adopt and approve this Agreement and the transactions contemplated hereby (the “Company Recommendation”).  The Company Stockholder Approval is the only vote or consent of the holders of any class or series of capital stock of the Company necessary to adopt and approve this Agreement, the Merger or the other transactions contemplated hereby.

Section 3.4.                                 No Conflict; Consents and Approvals.

(a)                                 The execution, delivery and performance of this Agreement by the Company do not, and the consummation by the Company of the transactions contemplated hereby will not, (i) subject to the Company Stockholder Approval, conflict with or violate the Company Charter or Company Bylaws or the equivalent organizational documents of any of the Company’s Subsidiaries, (ii) assuming that the Company Stockholder Approval and all consents, approvals and authorizations contemplated by clauses (i) through (v) of subsection (b) below have been obtained and all filings described in such clauses have been made, conflict with or violate any federal, state, local or foreign law, statute, ordinance, code, rule, regulation, order, judgment, decree, injunction, ruling or similar requirement enacted, adopted, promulgated or enforced by a Governmental Entity (collectively, “Law”) applicable to the Company or any of its Subsidiaries or by which any of their respective properties or assets are bound or (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any note, bond, mortgage, indenture, loan, contract, subcontract, agreement, lease, sublease, license, sublicense or other instrument or obligation (each, a “Contract”) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets are bound, except, in the case of clauses (ii) and (iii), for any such conflict, breach, violation, default, loss, right or other occurrence that would not have a Company Material Adverse Effect (without giving effect to the exclusion from the definition of Company Material Adverse Effect contained in clause (11) of such definition insofar as such exclusion relates directly to the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby).

(b)                                 The execution, delivery and performance of this Agreement by the Company do not, and the consummation by the Company of the transactions contemplated hereby will not, require any consent, approval, authorization, declaration or permit of, action by, filing with or notification to, any domestic, foreign, international, federal, state or local governmental, administrative, judicial or regulatory authority (including any stock exchange, local authority, political subdivision, and any Gaming Authority), agency, court, commission, body, self-regulatory organization or other executive, legislative, judicial, regulatory or governmental body (each, a “Governmental Entity”), except for (i) such filings as may be required under applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, and under state securities and “blue sky” laws, (ii) the filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iii) the filing with the Nevada Secretary of State of the Articles of Merger as required by the NRS, (iv) compliance with and obtaining such Gaming Approvals as may be required under applicable Gaming Laws as set forth on Schedule 3.4(b) of the Company Disclosure Letter, and (v) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not have a Company Material Adverse Effect (without giving effect to the exclusion from the definition of Company Material Adverse Effect contained in clause (11) of such definition insofar as such exclusion relates directly to the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby).

Section 3.5.                                 SEC Reports; Financial Statements.

(a)                                 The Company timely has filed or otherwise transmitted all forms, reports, statements, certifications and other documents (including all exhibits, schedules, amendments and supplements thereto and all information incorporated therein by reference) required to be filed by it with the Securities and Exchange Commission (the “SEC”) since January 1, 2014 (all such forms, reports, statements, certificates and other documents filed since January 1, 2014, including those that are filed or furnished after the date of this Agreement and any amendments or supplements thereto, collectively, the “Company SEC Documents”).  As of their respective dates, or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing, each of the Company SEC Documents complied (or will comply) as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as applicable, and the applicable rules and regulations promulgated thereunder, as the case may be, each as in effect on the date so filed.  As of their respective filing dates (or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing), none of the Company SEC Documents, contained (or will contain) any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation is made as to the accuracy of any financial projections or forward-looking statements.  No Subsidiary of the Company is required to file any report, statement, schedule, form, prospectus, registration statement or other document, or make any other filing, with the SEC.

(b)                                 The audited consolidated financial statements of the Company (including any related notes and schedules thereto) included or incorporated by reference in the Company SEC Documents, and the unaudited consolidated interim financial statements of the Company (including any related notes and schedules thereto) included or incorporated by reference in the Company SEC Documents, have been (or will be) prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and subject, in the case of unaudited interim financial statements, to normal, recurring year-end adjustments which are not individually or in the aggregate material) and fairly present (or will fairly present) in all material respects the consolidated financial position of the Company and its Subsidiaries at the respective dates thereof and the results of their operations and cash flows for the periods indicated (except as may be indicated in the notes thereto and subject, in the case of unaudited interim financial statements, to normal, recurring year-end adjustments which are not individually or in the aggregate material).

(c)                                  The Company maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) designed to ensure that material information relating to the Company, including its Subsidiaries, required to be disclosed in reports the Company files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and is accumulated and made known on a timely basis to the chief executive officer and the chief financial officer of the Company by others within those entities, as appropriate to allow timely decisions regarding required disclosure.

(d)                                 The Company maintains a system of internal controls over financial reporting sufficient in all material respects to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act as of December 31, 2014 and December 31, 2015. To the knowledge of the Company, since January 1, 2014, none of the Company, its Subsidiaries or the Company’s independent registered accountant has identified or been made aware of: (A) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Company and its Subsidiaries; (B) any illegal act or fraud related to the operations or business of the Company or its Subsidiaries, whether or not material, that involves the Company’s management; or (C) any claim or allegation regarding any of the foregoing.

(e)                                  As of the date of this Agreement, to the knowledge of the Company, there are no outstanding or unresolved comments in comment letters received by the Company from the SEC.  To the knowledge of the Company, as of the date of this Agreement, none of the Company SEC Documents is the subject of ongoing SEC review.  Since January 1, 2014, no principal executive officer or principal financial officer of the Company has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act, and neither the Company nor any of its executive officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(f)                                   There are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated by the SEC that have not been so described in the Company SEC Documents.

(g)                                  The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act.  Neither the Company nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act.

(h)                                 Section 3.5(h) of the Company Disclosure Letter sets forth, as of the date of this Agreement, any Indebtedness of the Company and its Subsidiaries and any material Lien (other than Permitted Liens) on their respective assets or properties.

Section 3.6.                                 No Undisclosed Liabilities.

Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of the Company and its Subsidiaries, except for liabilities and obligations (a) reflected or reserved against in the Company’s consolidated balance sheet (or the notes thereto) included in the Company SEC Documents filed or furnished to the SEC prior to the date of this Agreement, (b) incurred in the ordinary course of business since December 31, 2015, (c) which have been discharged or paid in full prior to the date of this Agreement, (d) incurred pursuant to the transactions contemplated by this Agreement, (e) in connection with any Permitted Lien or (f) that would not have a Company Material Adverse Effect.

Section 3.7.                                 Absence of Certain Changes or Events.

Since January 1, 2016, except in connection with the transactions contemplated by this Agreement or as otherwise contemplated or permitted by this Agreement, the businesses of the Company and its Subsidiaries have been conducted in the ordinary course of business.  Since January 1, 2016, there has not been any change, event or occurrence which has had a Company Material Adverse Effect.  Since January 1, 2016 and through the date of this Agreement, there has not been (a) any declaration, setting aside or payment of any dividend or other distribution in cash, stock, property or otherwise in respect of the Company’s or its Subsidiaries capital stock, except for any dividend or distribution of a Company Subsidiary to the Company or a Company Subsidiary, (b) any redemption, repurchase, or other acquisition of any shares of capital stock of the Company or its Subsidiaries (other than the acquisition of Shares tendered by employees or former employees in connection with the cashless exercise or vesting of any grants (including Company Stock Options and Company Restricted Stock)), (c) any material change by the Company in its accounting principles, except as may be appropriate to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto, (d) any material Tax election made by the Company or its Subsidiaries or any settlement or compromise of any material Tax liability by the Company or its Subsidiaries, other than in the ordinary course of business, or (e) any action by the Company or any of its Subsidiaries that would be prohibited by Section 5.1(b)(v), (b)(viii) or (b)(xii).

Section 3.8.                                 Litigation.

There is no material suit, claim, action, litigation, proceeding, arbitration, hearing, mediation or, to the knowledge of the Company, audit, examination or investigation (each, an “Action”) pending or, to the knowledge of the Company, threatened (including cease and desist letters or invitations to take a patent license) against the Company or any of its Subsidiaries or any of their respective rights, assets or properties by or before any Governmental Entity, (b) no Governmental Entity has, since January 1, 2014, challenged or questioned in writing the legal right of the Company or any of its Subsidiaries to conduct its operations in any material respect as presently or previously conducted, and (c) neither the Company nor any of its Subsidiaries nor any of their respective properties is or are subject to any judgment, order, injunction, ruling or decree of any Governmental Entity that is materially adverse to the conduct of the Company’s business as currently conducted.

Section 3.9.                                 Compliance with Laws.

The Company and each of its Subsidiaries is, and since January 1, 2014 has been, in compliance in all material respects with all Laws (including Gaming Laws) applicable to them or by which any of their respective properties are bound.  The Company and its Subsidiaries have in effect all material permits, licenses, certificates, waivers, consents, variances, exemptions, authorizations, franchises, orders, approvals, registrations, licenses, accreditations and similar approvals of all Governmental Entities (collectively, “Permits”) necessary for them to own, lease or operate their properties and to carry on their businesses as now conducted and all material Permits are in full force and effect.  Since January 1, 2014, there have occurred no material defaults (with or without notice or lapse of time or both) under, material violations of, or events giving rise to any right of termination, material amendment or cancelation of, any such Permits.

Section 3.10.                          Benefit Plans.

(a)                                 The Company has provided to Parent a true and complete list of each “employee benefit plan” (within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”, whether or not subject to ERISA)), “multiemployer plan” (within the meaning of ERISA section 3(37)), and all other material stock purchase, stock option or other equity-based, severance, employment, individual consulting, change-in-control, fringe benefit, bonus, retention, incentive, deferred compensation and all other material employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise), whether formal or informal, written, legally binding or not, under which any current or former employee, director or individual independent contractor of the Company or its Subsidiaries has any present or future right to benefits or the Company or its Subsidiaries has had or has any present or future liability.  All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the “Company Plans.”  With respect to each Company Plan, the Company has furnished or made available to Parent a current, accurate and complete copy or, if no such copy exists, a written description of the terms thereof, and, to the extent applicable:  (i) any related trust agreement or other funding instrument, (ii) the most recent determination letter of the Internal Revenue Service (the “IRS”), if applicable, (iii) any summary plan description and (iv) if applicable, for the two most recent years (A) the Form 5500 and attached schedules, (B) audited financial statements, (C) actuarial valuation reports, and (D) attorney’s response to a non-routine auditor’s request for information.  Each Company Plan is either exempt from or has been established, documented, maintained and operated in all material respects in compliance with Section 409A of the Code and the applicable guidance issued thereunder.

(b)                                 None of the Company, its Subsidiaries or any other entity that is, or at any relevant time was, required to be treated as a single employer with the Company under Section 4001(b)(1) of ERISA or Sections 414(b), (c), (m) or (o) of the Code maintains, contributes to, or has any liability, whether contingent or otherwise, with respect to, and has not within the preceding six (6) years maintained, contributed to or had any liability, whether contingent or otherwise, with respect to any employee benefit plan (as defined in Section 3(3) of ERISA) that is or has been (i) subject to Title IV of ERISA or Section 412 of the Code or subject to Section 4063 or 4064 of ERISA, or (ii) a “multiemployer plan” (within the meaning of ERISA section 3(37).

(c)                                  No Company Plan provides welfare benefits or coverage beyond termination of employment except to the extent required under Part 6 of Subtitle B of Title I of ERISA or any similar state law.

(d)                                 Except as has been provided to Parent, none of the Company Plans provides for payment of a benefit, the increase of a benefit amount, the payment of a contingent benefit or the acceleration of the payment or vesting of a benefit determined or occasioned, or limits or restricts the right of the Company or any of its Subsidiaries or, after the Closing, the Surviving Corporation or Parent, to merge, amend or terminate any Company Plan, in each case whether directly or in combination with any subsequent event, by reason of the execution of this Agreement or the consummation of the transactions contemplated hereby.  The consummation of the transactions contemplated by this Agreement will not, alone or when considered in conjunction with any other event, result in the payment of any “excess parachute payment” as such term is defined in Section 280G of the Code.

(e)                                  With respect to the Company Plans:

(i)                                     each Company Plan subject to ERISA has been established and administered in all material respects in accordance with its terms and in compliance with the applicable provisions of ERISA and the Code, and, no material prohibited transaction, as described in Section 406 of ERISA or Section 4975 of the Code has occurred with respect to any Company Plan, and all material contributions required to be made under the terms of any Company Plan have been timely made;

(ii)                                  each Company Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory or opinion letter, as applicable, from the IRS that it is so qualified (or the deadline for obtaining such a letter has not expired as of the date of this Agreement) and nothing has occurred since the date of such letter that would reasonably be expected to cause the loss of such qualified status of such Company Plan;

(iii)                               there is no material Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the Pension Benefit Guaranty Corporation (the “PBGC”), the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of the Company, threatened, relating to the Company Plans, any fiduciaries thereof with respect to their duties to the Company Plans or the assets of any of the trusts under any of the Company Plans (other than routine claims for benefits) nor, to the knowledge of the Company, are there facts or circumstances that exist that would reasonably be expected to give rise to any such Actions);

(iv)                              the Company and its Subsidiaries do not maintain any Company Plan that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code) that has not been administered and operated in material compliance with the applicable requirements of Section 601 of ERISA and Section 4980B(b) of the Code, and the Company and its Subsidiaries are not subject to any material liability, including additional contributions, fines, penalties or loss of tax deduction as a result of such administration and operation; and

(v)                                 all contributions, premiums and payments that are required have been made for each Company Plan as prescribed by the terms of such plan and applicable Law, and all contributions, premiums and payments for any period ending on or before the Closing that are not due are properly accrued to the extent required to be accrued under applicable accounting principles and have been properly reflected on the most recent balance sheet in the Company SEC Documents.

Section 3.11.                          Labor Matters.

(a)                                 The Company has provided to Parent information setting forth, with respect to each Company Employee (including any Company Employee who is on a leave of absence or on layoff status subject to recall): (i) the Company-issued identification number of such Company Employee; (ii) such Company Employee’s title or position; (iii) such Company Employee’s current base salary; and (iv) whether such Company Employee is classified as exempt or non-exempt.

(b)                                 The employment of each of the Company Employees is terminable by the respective Company or Subsidiary, as applicable, at will without any notice or severance obligation or other cost or liability to the respective Company or Subsidiary (other than payment of compensation earned and accrued up to the time of termination).

(c)                                  (i) As of the date hereof, none of the Company’s or any of its Subsidiaries’ current officers or senior employees has given the Company or any Company Subsidiary, as applicable, written notice terminating his or her employment with the Company or such Subsidiary or terminating his or her employment upon a sale of, or business combination relating to, the Company or such Subsidiary; (ii) to the Company’s knowledge, no Company Employee, consultant, or contractor is a party to or is bound by any employment contract, patent disclosure agreement, non-competition agreement, any other restrictive covenant or other contract with any Person, or subject to any order, judgment, injunction, rule or decree, which in each case, individually or in the aggregate, would reasonably be expected to have a material effect on (A) the performance by such Person of any of his or her material duties or responsibilities for the Company or such Subsidiary, or (B) the Company’s or such Subsidiary’s business or operations; and (iii) to the Company’s knowledge, no current Company Employee, consultant, contractor or any other non-employee service provider is in violation of any material term of any employment contract, patent disclosure agreement, non-competition agreement, or any other restrictive covenant to a former employer or entity relating to the right of any such Company Employee, consultant, contractor or any other non-employee service provider to be employed or retained by the Company or such Subsidiary.

(d)                                 Neither the Company nor any of its Subsidiaries is a party to, or is bound by or negotiating, any written or oral collective bargaining agreement, contract, memorandum of understanding or other similar agreement or understanding with any labor union or labor organization (“Collective Bargaining Agreement”).  There is no strike, work stoppage, lockout or similar material labor dispute or, to the knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any of its Subsidiaries, nor has there been any such dispute within the past three (3) years.  Neither the Company nor any of its Subsidiaries is required by applicable Law or any Collective Bargaining Agreement to consult with or obtain the consent o, any labor or trade union, works council or other employee representative body for the Company to enter into this Agreement or to consummate any of the transactions contemplated hereby.  To the knowledge of the Company, there are no current union organizing activities by or with respect to any employees of the Company or any of its Subsidiaries, nor have there been any within the past three (3) years.  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or any of its Subsidiaries: (i) there is no pending or, to the knowledge of the Company, threatened unfair labor practice complaint or labor or employment-related Action against the Company or any of its Subsidiaries; (ii) the Company and each of its Subsidiaries are in compliance in all material respects with all applicable Laws relating to employment and labor, including without limitation provisions thereof relating to wages, hours, equal opportunity, collective bargaining, employee classification, contractor classification, overtime, meal and rest breaks, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, workers compensation, continuation coverage under group health plans, payment of withholding taxes, terms and conditions of employment and the termination of employment (including any obligations pursuant to the U.S. Worker Adjustment and Retraining Notification Act of 1988 or any similar state or local Law (collectively, the “WARN Act”), Title VII of the Civil Rights Act of 1964, as amended, the Equal Pay Act of 1967, as amended, the Age Discrimination in Employment Act of 1967, as amended, the Americans with Disabilities Act, as amended, and the U.S. Fair Labor Standards Act of 1934, as amended); (iii) neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with or citation by any Governmental Entity relating to employees or employment practices, and there are no pending or, to the knowledge of the Company, threatened investigations, audits or similar proceedings alleging material breach or material violation of any labor or employment Law; and (iv) the Company is in material compliance with all applicable employee licensing requirements and has used its reasonable best efforts to ensure that each Company Employee, consultant, contractor or other non-employee service provider who is required to have a gaming or other license under any Gaming Law or other Law maintains such license in current and valid form.  Each of the Company and its Subsidiaries is in material compliance with all applicable visa and work permit requirements with respect to any Company Employee, consultant, contractor or other non-employee service provider. Other than normal accruals of wages during regular payroll cycles, there are no arrearages in the payment of wages by the Company or any of its Subsidiaries except for possible violations or arrearages which, individually or in the aggregate, are not and would not be, individually or in the aggregate, material in magnitude.

Section 3.12.                          Environmental Matters.

(a)                                 Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole:  (i) the Company and each of its Subsidiaries are, and since January 1, 2014 have been, in compliance with all applicable Environmental Laws, and possess and are in compliance with all applicable Environmental Permits required under such Environmental Laws to operate as they presently operate; (ii) there are no Hazardous Materials at any property or facility currently or formerly owned or operated by the Company or any of its Subsidiaries, except under circumstances that would not reasonably be expected to result in liability of the Company or any of its Subsidiaries under any Environmental Law; (iii) neither the Company nor any of its Subsidiaries has received any written notification alleging that it is liable for, or request for information pursuant to section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act or similar state statute, concerning any release or threatened release of Hazardous Materials at any location except, with respect to any such notification or request for information concerning any such release or threatened release, to the extent such matter has been resolved with the appropriate foreign, federal, state or local regulatory authority or otherwise; (iv) neither the Company nor any of its Subsidiaries has received any written claim, complaint or request for information, or is presently subject to any Action, proceeding, citation, summons, assessment or order, relating to any Environmental Laws or any other liabilities pursuant to Environmental Laws, and to the knowledge of the Company, no such matter has been threatened in writing except, with respect to any such written claims, complaints, requests for information, Actions, proceedings, citations, summons, assessments, orders or matters to the extent resolved with the appropriate foreign, federal, state or local regulatory authority or otherwise; (v) neither the Company nor any of its Subsidiaries has disposed, arranged to dispose, released, or threatened to release Hazardous Materials in a manner or to a location that could reasonably be expected to result in liability under any Environmental Laws; (vi) to the knowledge of the Company, neither the Company nor any of its Subsidiaries has contractually assumed or provided indemnity against liabilities of any other Person under Environmental Laws; (vii) the Company and each of its Subsidiaries is in possession of all permits required pursuant to Environmental Laws necessary to carry on such Person’s business as it is currently being conducted, each such permit is valid and in full force and effect, neither the Company nor any of its Subsidiaries has received notice of any adverse change in the status or terms and conditions of any such permit and neither the Company nor any of its Subsidiaries is in violation of any such permit.

(b)                                 For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i)                                     “Environmental Laws” means all Laws relating to protecting natural resources or the environment, including the quality of the ambient air, soil, surface water or groundwater, Hazardous Substances, or human health or safety.

(ii)                                  “Environmental Permits” means all Permits, licenses, registrations, and other authorizations required under applicable Environmental Laws.

(iii)                               “Hazardous Materials” means any wastes, chemicals, pollutants, contaminants, materials or substances, defined and regulated as hazardous, acutely hazardous, toxic, radioactive, ignitable, corrosive, reactive, or toxic under applicable Environmental Laws, including the federal Comprehensive Environmental Response, Compensation and Liability Act or the federal Resource Conservation and Recovery Act, or any substance, waste or material having any constituent elements displaying any of the foregoing characteristics or that would otherwise reasonably be expected to result in liability under Environmental Laws, including, without limitation petroleum, petroleum derivatives and by-products, hydrocarbons, asbestos, asbestos-containing materials, polychlorinated biphenyls, urea-formaldehyde insulation, toxic mold and radon.

Section 3.13.                          Taxes.

(a)                                 All material Tax Returns required by applicable Law to be filed by or on behalf of the Company or any of its Subsidiaries have been timely filed in accordance with all applicable Laws (after giving effect to any extensions of time in which to make such filings), and all such Tax Returns are true and complete in all material respects.  There is no outstanding claim in writing by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file a particular type of Tax Return that the Company or any of its Subsidiaries is required to file a Tax Return or may be subject to Tax in such jurisdiction.

(b)                                 The Company and its Subsidiaries have paid in full all material Taxes due and payable and, for Taxes not yet due and payable, have made adequate provision in all material respects on the latest balance sheet included in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2016 in accordance with GAAP.

(c)                                  Neither the Company nor any of its Subsidiaries is delinquent in the payment of any material Tax (including Taxes required to have been withheld by the Company or any of its Subsidiaries).

(d)                                 No material Liens for Taxes exist with respect to any assets or properties owned or ground leased by the Company or any of its Subsidiaries (including, but not limited to, any Owned Real Property or any ground leased property that is a Leased Real Property), except for statutory Liens for Taxes not yet delinquent.

(e)                                  There are no material audits, examinations, deficiencies or other proceedings now pending, or to the knowledge of the Company, threatened in writing against or with respect to the Company or any of its Subsidiaries with respect to any material Tax or Tax Return.

(f)                                   No assessment of a material Tax has been proposed in writing against the Company or any of its Subsidiaries or any of their assets or properties and the Company knows of no grounds for any such assessment.

(g)                                  There are no outstanding agreements, waivers or arrangements extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, Taxes due from or with respect to the Company or any of its Subsidiaries for any taxable period.

(h)                                 Neither the Company nor any of its Subsidiaries (i) is or has ever been a member of an affiliated group of corporations filing a consolidated federal income Tax Return (other than the group to which they are currently members and the common parent of which is the Company), or (ii) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local, or foreign law), as a transferee or successor, by Contract, or otherwise.

(i)                                     Neither the Company nor any of its Subsidiaries is a party to, or bound by, or has any obligation under, any tax allocation or sharing agreement or similar Contract or arrangement or any agreement that obligates it to make any payment computed by reference to the Taxes, taxable income or taxable losses of any other Person, except to the extent that the Company and its Subsidiaries are required to pay their landlords’ Taxes as tenants under Leases of Leased Real Property.

(j)                                    Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state or local income Tax Law) executed on or prior to the Closing Date, (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state or local income Tax Law), (iv) installment sale or open transaction entered into on or prior to the Closing Date, (v) prepaid amount received on or prior to the Closing Date or (vi) Section 108(i) of the Code.

(k)                                 None of Company or any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(l)                                     Neither the Company nor any of its Subsidiaries has engaged in any transaction that could give rise to (i) a registration obligation with respect to any Person under Section 6111 of the Code or the regulations thereunder, (ii) a list maintenance obligation with respect to any Person under Section 6112 of the Code or the regulations thereunder, or (iii) a disclosure obligation as a “reportable transaction” under Section 6011 of the Code and the regulations thereunder.

(m)                             Each of the Company and its Subsidiaries (i) has complied in all material respects with all documentation (contemporaneous or otherwise) and other Tax related obligations with respect to transactions between related parties and has sufficient records and reports to support the pricing of such transactions, (ii) has kept adequate receipts or other records of payments of any material amount of Taxes paid that are necessary for purposes of claiming foreign tax credits or deductions, and (iii) has maintained and kept in all material respects all records required by any Tax law to be maintained or kept for the period prescribed by law.

(n)                                 As used in this Agreement:

(i)                                     “Taxes” means any federal, state, provincial, local or foreign taxes, levies, duties, tariffs, customs, imposts and other similar charges of whatever kind or nature imposed by a Governmental Entity, including any income, ad valorem, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall or other profits, environmental (including taxes under Code Section 59A), customs duties, capital stock, capital gains, franchise, profits, withholding, social security (or similar) unemployment, disability, real property taxes and assessments (including documentary transfer tax and so-called Mello-Roos assessments), personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, and including all interest, penalties and additions imposed with respect to such amounts.

(ii)                                  “Tax Returns” means any returns, declarations, statements, reports, schedules, forms and information returns, claims for refund relating to Taxes, including any schedule or attachment thereto, and including any amendment thereto.

Section 3.14.                          Contracts.

(a)                                 Except for this Agreement and except as filed with the SEC prior to the date hereof, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or is bound by any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or any Contract:

(i)                                     that is a “material contract” (as such term is defined in Item 601(b)(10) of the Exchange Act);

(ii)                                  that contains any standstill or similar agreement pursuant to which the Company or any of its Subsidiaries has agreed not to acquire assets or securities of another Person;

(iii)                               that indemnifies or holds harmless any Person who is now, or was during the past two (2) years prior to the date hereof, a director or executive officer of the Company or its Subsidiaries (other than pursuant to the articles of incorporation or bylaws or equivalent governing documents of the Company or its Subsidiaries or applicable Law);

(iv)                              that restricts payment of dividends or distributions in respect of the capital stock or equity interests of the Company or any of its Subsidiaries;

(v)                                 that creates or grants a material Lien on material properties or other material assets of the Company or any of its Subsidiaries, other than Permitted Liens, other than Contracts described in Section 3.14(a)(xi);

(vi)                              (A) in connection with which or pursuant to which the Company or any of its Subsidiaries will spend or receive (or are expected to spend or receive), in the aggregate, more than $500,000 during the remaining term of such Contract (other than real property leases) or that is a Contract with a Governmental Entity, or (B) that is with a top 10 vendor of material supplies, goods, services, equipment or other assets (as determined on the basis of aggregate purchases made by the Company and its Subsidiaries over the four (4) consecutive fiscal quarter periods ended June 30, 2016);

(vii)                           requiring or evidencing a capital commitment or capital expenditure (or series of capital expenditures) by the Company or any of its Subsidiaries in excess of $250,000 individually or $500,000 in the aggregate (other than real property leases);

(viii)                        that contains any non-competition or other covenants that prohibit or otherwise restrict in any material respect the Company or any of its Subsidiaries (or that expressly applies such covenants to any of its Affiliates) from freely engaging in business anywhere in the world (including any agreement materially restricting the Company or any of its Subsidiaries (or that expressly applies such covenants to any of its Affiliates) from competing in any line of business or in any geographic area or that grants to any party most-favored nation or similar rights);

(ix)                              (A) relating to the disposition or acquisition by the Company or any of its Subsidiaries after the date of this Agreement of a material amount of assets, or (B) pursuant to which the Company or any of its Subsidiaries will acquire after the date of this Agreement any ownership interest in any other Person or other business enterprise;

(x)                                 with respect to any material acquisition pursuant to which the Company or any of its Subsidiaries has (A) any continuing indemnification obligations or (B) any potential “earn-out” or other contingent payment obligations greater than $500,000;

(xi)                              relating to a loan, note, mortgage, indenture, the borrowing of money, extension of credit, surety bonds, the deferred purchase price of property, or guarantees of Indebtedness, in each case, in excess of $500,000 or that relates to a swap or hedging transaction or other derivative agreement for a net amount in excess of $250,000;

(xii)                           that involves any joint venture, partnership or similar arrangement;

(xiii)                        that relates to any settlement (A) with a Governmental Entity or (B) pursuant to which the Company or any of its Subsidiaries is obligated to pay consideration in excess of $100,000 or that contains any restrictions on the business activities of the Company or any of its Subsidiaries;

(xiv)                       that is between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any director or officer) of the Company or any of its Subsidiaries, on the other hand;

(xv)                          any Contract pursuant to which the Company or any of its Subsidiaries is the lessee or lessor of, holds, uses or makes available for use to any Person any real property that by the Contract’s terms requires payment or receipt, as the case may be, in excess of $250,000 over the remaining term of the Contract, and any Contract for the sale of real property;

(xvi)                       any employment Contract with the Company or any of its Subsidiaries providing for annual compensation in excess of $150,000 or providing for severance, termination or similar payments or that may not be terminated by giving notice of thirty (30) days or less without cost or penalty;

(xvii)                    is a shareholders agreement, registration rights agreement or voting agreement to which the Company or its Subsidiaries is a party relating to any securities of the Company or any of its Subsidiaries; and

(xviii)                 under which material rights are granted by or to the Company or any of its Subsidiaries in or under material intellectual property, excluding any (A) Contract under which commercially or generally available software is licensed to the Company or any of its Subsidiaries on a non-exclusive basis and which Contract has an aggregate annual value of less than $100,000, (B) Contract under which a non-exclusive license is granted by the Company or any of its Subsidiaries to a customer or service provider in the ordinary course of business, and (C) Contract listed pursuant to other subsections of this Section 3.14;

(each such Contract in effect as of the date of this Agreement as described in this Section 3.14(a), whether or not filed with the SEC, a “Material Contract”).

(b)                                 Section 3.14(a) of the Company Disclosure Letter sets forth a complete and correct list, as of the date of this Agreement, of all Material Contracts.  Complete and correct copies of each Material Contract have been made available to Parent prior to the date of this Agreement.

(c)                                  (i) Each Material Contract is valid and binding on the Company and each of its Subsidiaries party thereto and, to the knowledge of the Company, any other party thereto; (ii) there is no actual or alleged material violation of or material default under any Material Contract by the Company or any of its Subsidiaries party thereto or, to the knowledge of the Company, any other party thereto; and (iii) no event has occurred that with the lapse of time or the giving of notice or both would constitute a material default thereunder by the Company or any of its Subsidiaries party thereto or, to the knowledge of the Company, any other party thereto and neither the Company nor any of its Subsidiaries has received written notice of any such default or event, or of any termination or non-renewal of any Material Contract.  True and complete copies of each Material Contract have been made available to Parent.

Section 3.15.                          Insurance.

Section 3.15 of the Company Disclosure Letter lists each material Insurance Policy.  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (a) all Insurance Policies are in full force and effect and provide insurance in such amounts and against such risks as is sufficient to comply with applicable Law, (b) no written notice of cancellation or modification has been received by the Company or any of its Subsidiaries with respect to any of the Insurance Policies, (c) the Company and its Subsidiaries have paid all premiums due and payable under the Insurance Policies when due, and (d) neither the Company nor any of its Subsidiaries is in breach or default, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of the Insurance Policies.  The Company has made available to Parent prior to the date hereof a true and complete copy of each Insurance Policy listed on Section 3.15 of the Company Disclosure Letter.  As used in this Agreement, “Insurance Policies” means insurance policies and fidelity bonds maintained by or for the benefit of the Company and its Subsidiaries and their respective assets, business, equipment, properties, operations, employees, officers and directors.

Section 3.16.                          Properties.

(a)                                 Section 3.16(a)(i) of the Company Disclosure Letter sets forth a true and complete list of all real property and interests in real property owned in fee by the Company or one of its Subsidiaries free and clear of all Liens other than Permitted Liens (the “Owned Real Property”).  The Company or a Subsidiary of the Company owns in fee title to all of their respective Owned Real Property, and good title to all of its tangible personal property and has valid leasehold interests pursuant to leases or ground leases (each, a “Lease”) in each parcel of real property occupied by the Company or its Subsidiaries (the “Leased Real Property”), necessary or material to the conduct of their respective businesses as currently conducted, free and clear of all Liens (except in all cases for those permissible under the Credit Agreement, Permitted Liens and other Liens, whether or not of record, which do not materially impair the value of or materially affect the continued use or occupancy of the property subject to such Lien for the purposes for which the property is currently being used).  The Company has made available to Parent correct and complete copies of all vesting deeds for the Owned Real Property, as well as the most recent Surveys and Zoning Reports obtained for the Owned Real Properties and Leased Real Properties, if any.  Except as set forth in Section 3.16(c) of the Company Disclosure Letter, no Person other the Company or a Subsidiary of the Company is in possession of any of the Owned Real Property.

(b)                                 Section 3.16(b) of the Company Disclosure Letter sets forth a true and complete list of all Leased Real Property (and a true and complete list of each corresponding Lease affecting such Leased Real Property), the address for each Leased Real Property, and the current rent amounts payable by the Company and its Subsidiaries for each Leased Real Property, and the Company has made available to Parent true and complete copies of each Lease prior to the date hereof.  Except as would not have a Company Material Adverse Effect:  (i) each Lease is valid and binding on the Company or Subsidiary party to such Lease, as applicable, and is in full force and effect; (ii) neither the Company nor any of its Subsidiaries is in breach or default under any such Lease; (iii) the Company and each of its Subsidiaries has performed all obligations required to be performed by them under each Lease, (iv) no event has occurred or circumstance exists which, with the delivery of notice, passage of time or both, would constitute such a breach or default by any of the Company or its Subsidiaries or permit the termination, modification or acceleration of rent by any third party under such Lease, (v) neither the Company  nor any of its Subsidiaries has received any written communication from, or given any written communication to, any other party to a Lease or any lender alleging that the Company or any of its Subsidiaries or such other party, as the case may be, is in default under any such Lease, (vi) except for Third Party Leases, neither the Company nor any Subsidiary of the Company has subleased, licensed or otherwise granted any other Person the right to use or occupy such Leased Real Property or any portion thereof and (v) to the Company’s knowledge, each lessor of a Leased Real Property is the exclusive fee simple owner of such Leased Real Property, and such lessor is the sole owner of the lessor’s interest in such leased real property.

(c)                                  Section 3.16(c) of the Company Disclosure Letter sets forth a true and complete list of all Leased Real Property or Owned Real Property leased or subleased, as applicable, by the Company or any of its Subsidiaries to a third-party (each, a “Third Party Lease”, and each such lessee or sublessee, a “Third Party Tenant”).  The Company has made available to Parent, on or before the date hereof, correct and complete copies of all Third Party Leases that are in the Company’s possession.  Except as would not have a Company Material Adverse Effect:  (i) each Third Party Lease is valid and binding on the Company or its Subsidiary and, to the knowledge of the Company, each Third Party Tenant that is a party thereto, and each Third Party Lease is in full force and effect; (ii) neither the Company nor any of its Subsidiaries is in breach or default under any such Third Party Lease; (iii) the Company and each of its Subsidiaries has performed all obligations required to be performed by such party under each Third Party Lease, (iv) no event has occurred or circumstance exists which, with the delivery of notice, passage of time or both, would constitute a breach or default by any of the Company or its Subsidiaries or, to the knowledge of the Company, any Third Party Tenant, or permit the termination, modification or abatement of rent by the Company or any of its Subsidiaries or to the knowledge of the Company, any Third Party Tenant, under such Third Party Lease, (v) neither the Company nor any of its Subsidiaries has received any written communication from, or given any written communication to, any other party to any Third Party Lease or any lender alleging that the Company or any of its Subsidiaries or any Third Party Tenant, as the case may be, is in default under any such Third Party Lease, and (vi) neither the Company nor any Subsidiary has subleased, licensed or otherwise granted any other Person, other than the Third Party Tenants set forth in Section 3.16(c) of the Company Disclosure Letter, the right to use or occupy such Leased Real Property or Owned Real Property, as applicable, or any portion thereof, nor granted any rights to purchase the Owned Real Property.

(d)                                 To the Company’s knowledge, the Owned Real Property does not require a conditional use permit (or permits) to operate the business as presently operated at each Owned Real Property, which conditional use permit has not already been obtained and is in effect.

(e)                                  Neither the Company nor any of the Subsidiaries has received from any Governmental Entity any written notice of any condemnation, eminent domain, or zoning change, in each case affecting a material portion of any material Owned Real Property or Leased Real Property; and neither the Company nor any of the Subsidiaries has received actual written notice of any such threatened condemnation, eminent domain or zoning change, in each case affecting a material portion of any material Owned Real Property or Leased Real Property. To the Company’s knowledge, access, water, storm and sanitary sewers, and electrical, gas and telephone facilities are available to each Owned Real Property and are sufficient to meet the reasonable needs of each Owned Real Property as presently contemplated to be used, and no other utility facilities are necessary to meet the reasonable needs of each Owned Real Property as presently contemplated.

(f)                                   The Company and/or each Subsidiary, as applicable, is in possession of, and is the named insured under, title insurance policies with respect to each Owned Real Property and each Leased Real Property (each a “Company Title Insurance Policy”).  A copy of each Company Title Insurance Policy has been made available to the Parent on or before the date hereof.  No written claim has been made against any Company Title Insurance Policy, which would have a Material Adverse Effect.

(g)                                  Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will give rise to or create in any Person any right of first offer or first refusal to purchase any Owned Real Property.

Section 3.17.                          Intellectual Property.

Section 3.17 of the Company Disclosure Letter sets forth a true and complete list of all registered and pending trademarks, service marks or trade names, patents, patent applications, registered copyrights, applications to register copyright and domain names owned by the Company or any of its Subsidiaries on the date hereof (collectively, “Company Registered IP”).  Except as disclosed in Section 3.17 of the Company Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to be material to the Company or any of its Subsidiaries, (a) the Company or one its Subsidiaries (alone or in combination) exclusively owns, free and clear of all Liens (other than Permitted Liens), all Company Registered IP and all other material proprietary intellectual property rights, and owns or has been granted a license to use, or otherwise has a right to use, all other intellectual property that the Company or any of its

Subsidiaries is using that is material to the conduct of their respective businesses as currently conducted (except where failure to obtain a license would not reasonably be expected to result in a material liability to the Company); (b) all Company Registered IP is subsisting and valid and enforceable, and have been duly maintained (including the payment of maintenance fees) and are not expired, canceled or abandoned; (c) no Company Registered IP is involved in any interference, reissue, reexamination, opposition, cancellation or similar proceeding and, to the Company’s knowledge, no such action is or has been threatened with respect to any of Company Registered IP; (d) there are no pending or, to the knowledge of the Company, threatened claims (including “cease and desist” letters or invitations to take a patent license), Actions or proceedings by any person alleging infringement or misappropriation by the Company or any of its Subsidiaries of the intellectual property rights of such person or challenging the validity, enforceability or ownership of, or the right to use, any intellectual property owned by the Company or any of its Subsidiaries; (e) to the knowledge of the Company, the conduct of the businesses of the Company and its Subsidiaries as currently conducted by the Company or any of its Subsidiaries does not infringe or misappropriate any intellectual property rights of any Person; (f) to the knowledge of the Company, no Person is infringing or misappropriating any intellectual property owned by the Company or any of its Subsidiaries; (g) the Company and its Subsidiaries have taken reasonable actions to protect the ownership and confidentiality of the Company-owned trade secrets that are material to the conduct of the businesses of the Company and its Subsidiaries as currently conducted (except where the Company has elected, in its reasonable business judgment, not to keep such information confidential), and the operation, continuity and security of their software, systems and networks (and the data therein) that are material to the conduct of the businesses of the Company and its Subsidiaries as currently conducted (“Systems”); (h) since January 1, 2014, there have been no material failures, breaches, disclosures or interruptions of any material Systems that have not been remedied or that have an ongoing material adverse effect on the Company; (i) to the knowledge of the Company, the Systems material to the conduct of the businesses of the Company and its Subsidiaries as currently conducted are free from material defect, bug, virus, malware, error or other contaminant or corruptant that would materially impair their functionality; (j) to the knowledge of the Company, neither the Company nor any Subsidiary has distributed any software owned by the Company or such Subsidiary that are material to the conduct of the businesses of the Company and its Subsidiaries as currently conducted in a manner that subjects such software to the terms of an “open source” or similar license that would require the Company or such Subsidiary to license or make available the source code of such software in connection therewith; and (k) no current or contingent rights have been granted to any Person other than the Company or its Subsidiaries to access or possess any source code owned by the Company or its Subsidiaries that are material to the conduct of the businesses of the Company and its Subsidiaries as currently conducted.  The Company and each Company Subsidiary has (i) complied in all material respects with its respective privacy policies and all applicable Laws relating to privacy and data security, including with respect to the collection, storage, transmission, transfer, disclosure, and use of information related to an identified or identifiable person, including name, mailing address, telephone number, e-mail address, social security number, driver’s license number, credit or debit card number, or financial account information (collectively, “Personal Information”); (ii) implemented and maintained a data security plan which maintains commercially reasonable administrative, technical and physical safeguards to protect Personal Information against loss, damage, and unauthorized access, use, modification, or other misuse; and (iii) not been required by applicable Laws to provide notice to an individual or business entity reporting the unauthorized access to or acquisition of Personal Information in the Company’s or its Subsidiaries’ possession.  To the knowledge of the Company, there has been no material loss, damage, or unauthorized access, use, modification, or breach of security of Personal Information maintained by or on behalf of by the Company or any of its Subsidiaries. To the knowledge of the Company, since January 1, 2014, no Person (including any Governmental Entity) has made any claim or commenced any action with respect to loss, damage, or unauthorized access, use, modification, or breach of security of Personal Information maintained by or on behalf of any of the Company or its Subsidiaries.  None of the execution, delivery, or performance of this Agreement or the consummation of the Merger or other transactions contemplated herein will or reasonably would be expected to result in any material violation of any privacy policy of the Company and its Subsidiaries or any applicable Law pertaining to privacy, data security, or Personal Information.

Section 3.18.                          State Takeover Statutes.

Assuming the accuracy of the representations and warranties set forth in Section 4.8, no “fair price,” “moratorium,” “control share acquisition” “combinations with interested stockholders” or similar anti-takeover Law (collectively, “Takeover Laws”) enacted under any state Laws in the United States apply to this Agreement or any of the transactions contemplated hereby, including the Merger.

Section 3.19.                          Affiliate Transactions.

Except for directors’ and employment-related Material Contracts, no current executive officer or director of the Company is, and, to the knowledge of the Company, no former executive officer or director of the Company is, a party to any Material Contract with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets or has any material interest in any material property owned by the Company or any of its Subsidiaries or has engaged in any material transaction within the last twelve (12) months with the Company or any of its Subsidiaries.

Section 3.20.                          Brokers.

No broker, investment banker, financial advisor or other Person, other than Deutsche Bank Securities, Inc. (the fees and expenses of which are set forth on Section 3.20 of the Company Disclosure Letter and will be paid by the Company), is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission payable by or on behalf of the Company in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 3.21.                          Opinion of Financial Advisor.

Deutsche Bank Securities Inc. has delivered to the Special Committee its written opinion (or oral opinion to be confirmed in writing) dated as of the date of this Agreement to the effect that, as of such date, the Per Share Merger Consideration is fair, from a financial point of view, to the holders of Shares (other than the Rollover Investors).  The Company has furnished, or promptly after execution of this Agreement will furnish (for informational purposes only), a complete and correct signed copy of such opinion to Parent.

Section 3.22.                          Certain Information.

None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the proxy statement to be sent to the stockholders of the Company in connection with the Company Stockholder Meeting (such proxy statement, as amended or supplemented, the “Proxy Statement”) and the Rule 13E-3 transaction statement on Schedule 13E-3 relating to the adoption of this Agreement by the stockholders of the Company (as amended or supplemented, the “Schedule 13E-3”) will, at the date the Proxy Statement is first mailed to the stockholders of the Company and at the time of the Company Stockholder Meeting, or, in the case of the Schedule 13E-3, on the date it is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.  The Proxy Statement and the Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.  Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub or any of their respective Representatives for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

Section 3.23.                          No Other Parent Representations or Warranties.

Except for the representations and warranties contained in Article IV, the Company acknowledges that none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided to the Company.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF
PARENT AND MERGER SUB

Except as set forth in the corresponding sections or subsections of the disclosure letter delivered by Parent to the Company prior to the execution of this Agreement (“Parent Disclosure Letter”), Parent and Merger Sub represent and warrant to the Company as follows:

Section 4.1.                                 Organization, Standing and Power.

Each of Parent and Merger Sub (i) is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its assets or properties makes such qualification or licensing necessary, except, with respect to clause (iii), for any such failure to be so qualified or licensed or in good standing as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.  For purposes of this Agreement, “Parent Material Adverse Effect” means any event, change, occurrence or effect that would prevent, materially delay, materially impair or materially impede the performance by Parent or Merger Sub of its obligations under this Agreement or the ability to consummate the Merger and the other transactions contemplated hereby.

Section 4.2.                                 Authority.

Parent, as the sole stockholder of Merger Sub, will adopt this Agreement promptly following its execution.  No vote of the members, or of the holders of the members, of Parent is necessary to approve and adopt this Agreement, the Merger and the other transactions contemplated hereby, including the Financing.  Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate or similar action on the part of Parent and Merger Sub (including by the managing member of Parent and the Board of Directors of Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to approve this Agreement or to consummate the transactions contemplated hereby, subject in the case of the consummation of the Merger, to the filing with the Nevada Secretary of State of the Articles of Merger as required by the NRS.  This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against each of them in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

Section 4.3.                                 No Conflict; Consents and Approvals.

(a)                                 The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the transactions contemplated hereby will not, and the approval by Parent of the execution, delivery and performance of this Agreement by Merger Sub and of the consummation by Merger Sub of the transactions contemplated hereby, do not and will not (i) conflict with or violate the limited liability company operating agreement, articles of incorporation, bylaws or similar governing instruments of Parent or Merger Sub, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of subsection (b) below have been obtained and all filings described in such clauses have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any of their respective properties or assets are bound, or (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their respective properties or assets are bound, except, in the case of clauses (ii) and (iii), for any such conflict, breach, violation, default, loss, right or other occurrence that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)                                 The execution, delivery and performance of this Agreement by Parent and Merger Sub, the consummation by Parent and Merger Sub of the transactions contemplated hereby, and the approval by Parent of the execution, delivery and performance of this Agreement by Merger Sub and of the consummation by Merger Sub of the transactions contemplated hereby, do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) such filings as may be required under applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, and under state securities, takeover and “blue sky” laws, (ii) the filings required under the HSR Act, (iii) the filing with the Nevada Secretary of State of the Articles of Merger as required by the NRS, (iv) compliance with and obtaining Gaming Approvals as required under applicable Gaming Laws set forth on Schedule 4.3(b) of the Parent Disclosure Letter, and (v) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.4.                                 Litigation.

As of the date of this Agreement, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (a) there is no Action pending or, to the knowledge of Parent, threatened in writing against Parent or any of its Subsidiaries, or any of their respective properties or assets, by or before any Governmental Entity and (b) neither Parent nor any of its Subsidiaries nor any of their respective properties or assets, is or are subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity.

Section 4.5.                                 Ownership and Operations of Parent and Merger Sub.

Each of Parent and Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein.  The authorized capital stock of Merger Sub consists of consists of 1,000 shares of common stock, par value $0.01 per share, 100 of which are validly issued and outstanding.  All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent.

Section 4.6.                                 Financing.

(a)                                 Parent has delivered to the Company copies as of the date of this Agreement of (i) an executed debt commitment letter, and fee letter, including all annexes, exhibits, schedules and other attachments thereto (other than the fees and other economic amounts and flex provisions (including successful syndication levels) set forth therein that could not reasonably be expected to adversely affect the amount or availability of the debt financing contemplated by such commitment letter, which have been redacted) (the “Debt Financing Commitment”), each dated as of the date hereof, by and among Merger Sub and the financial institutions identified therein, pursuant to which such Debt Financing Sources have agreed, subject to the terms and conditions set forth therein, to provide debt financing in an amount set forth therein (the “Debt Financing”), (ii) executed equity commitment letters, including all annexes, exhibits, schedules and other attachments thereto, dated as of the date hereof (the

“Equity Financing Commitments” and, together with the Debt Financing Commitment, the “Financing Commitments”), pursuant to which Sponsor (collectively, the “Equity Financing Sources” and, together with the Debt Financing Sources, the “Financing Sources”) has committed to provide equity financing in the respective amounts, and subject to the terms and conditions, set forth therein (the “Equity Financing” and, together with the Debt Financing, the “Financing”), and (iii) the Rollover Commitment Letter.

(b)                                 As of the date of this Agreement, none of the Financing Commitments or Rollover Commitment Letter, in each case, in the form so delivered, have been amended or modified in any respect, and the respective commitments contained therein have not been withdrawn, rescinded or terminated, nor is any such amendment, modification, withdrawal, rescission or termination currently contemplated or the subject of current discussions (other than termination provisions expressly set forth in the Financing Commitments or the Rollover Commitment Letter).  As of the date of this Agreement, the Financing Commitments and Rollover Commitment Letter in the form so delivered are in full force and effect and constitute the legal, valid and binding obligation of Merger Sub and, to the knowledge of Parent, the other parties thereto, enforceable against such Financing Sources in accordance with their terms, except to the extent enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

(c)                                  There are no conditions precedent directly or indirectly related to the funding of the full amount of the Financing or the Rollover Commitment Letter other than as expressly set forth in the Financing Commitments and the Rollover Commitment Letter.  Other than the Financing Commitments and the Rollover Commitment Letter, as of the date hereof, there are no other side letters, Contracts, arrangements or understandings (written or oral) directly or indirectly related to the Financing, including any to which Parent, Merger Sub or any of their Affiliates is a party (except for customary fee letters relating to the Debt Financing, a copy of which has been provided to the Company, with only the fee and other economic amounts and flex provisions (including successful syndication levels) that would not reasonably be expected to adversely affect the amount or availability of the Debt Financing contemplated by such commitment letter redacted) or the Rollover Investment.

(d)                                 As of the date hereof, (i) no event has occurred that (with or without notice or lapse of time, or both) would constitute a breach or default under the Financing Commitments or the Rollover Commitment Letter, (ii) Parent is not aware of any fact, event or other occurrence that makes any of the representations or warranties of Parent in any of the Financing Commitments or the Rollover Commitment Letter inaccurate in any material respect, and (iii) Parent has no reason to believe that any of the conditions in the Financing Commitments or the Rollover Commitment Letter will fail to be timely satisfied or that the full amount of the Financing and Rollover Investment will not be funded at the Closing.

(e)                                  Parent and Merger Sub have fully paid any and all commitment fees or other fees required by the terms of the Financing Commitments to be paid on or before the date of this Agreement.

(f)                                   As of the date hereof, assuming (i) the accuracy of the representations and warranties set forth in Article III, (ii) the performance in all material respects by the Company of its obligations hereunder, and (iii) the satisfaction of the conditions precedent to Parent’s and Merger Sub’s obligations to close set forth in Article VI (other than those conditions the failure of which to be satisfied is a result of any breach by Parent or Merger Sub of its or their representations, warranties, covenants or agreements hereunder), the aggregate proceeds contemplated by the Financing Commitments and the Rollover Investment contemplated by the Rollover Commitment Letter, together with cash held by the Company as of the Effective Time, will be sufficient for Parent to consummate the transactions contemplated hereby, including the payment of all amounts required to be paid by Parent pursuant to Article II, and the payment of all related fees and expenses (collectively, the “Required Amount”).

Section 4.7.                                 Vote/Approval Required.

No vote or consent of the holders of membership units or other equity interests of Parent is necessary to approve this Agreement or the Merger or the other transactions contemplated hereby.  The vote or consent of Parent, as the sole stockholder of Merger Sub, is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to adopt this Agreement or approve the Merger and the other transactions contemplated hereby.  On or prior to the date hereof, Parent, as the sole stockholder of Merger Sub, has approved (by vote or consent) the adoption of this Agreement and the approval of the Merger and the other transactions contemplated herby.

Section 4.8.                                 Ownership of Shares.

Neither Parent nor Merger Sub nor any of Parent’s Affiliates owns (directly or indirectly, beneficially or of record) any Shares or holds any rights to acquire or vote any Shares, except as set forth on Schedule 4.8 of the Parent Disclosure Letter and pursuant to this Agreement.

Section 4.9.                                 Solvency.

(a)                                 Neither Parent nor Merger Sub is entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries.  Each of Parent and Merger Sub is solvent as of the date of this Agreement.   Assuming (i) the satisfaction of the conditions to Parent’s and Merger Sub’s obligations to consummate the Merger, or, to the extent permitted by applicable Law, waiver of such conditions, (ii) the Credit Facility Termination, (iii) the accuracy of the representations and warranties of the Company set forth in Article III, (iv) the performance by the Company in all material respects of its obligations hereunder, (v) that the Company is Solvent immediately prior to the Effective Time and (vi) that the most recent financial estimates, projections and forecasts of the Company and its Subsidiaries made available to Parent have been prepared in good faith upon assumptions that were reasonable at the time such estimates, projections and forecasts were prepared and continue to be reasonable, after giving effect to the Merger and all of the other transactions contemplated by this Agreement, including the payment of the Per Share Merger Consideration, the payment of all other amounts required to be paid in connection with the consummation of the Merger or any other transaction contemplated by this Agreement and the payment of all related fees and expenses, the Surviving Corporation and its Subsidiaries (on a consolidated basis) will be Solvent as of the Effective Time and immediately after the Effective Time.

(b)                                 For the purposes of this Agreement, the term “Solvent” when used with respect to any Person, means that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person and its Subsidiaries on a consolidated basis will, as of such date, exceed the sum of (i) the value of all “liabilities of such Person and its Subsidiaries on a consolidated basis, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person and its Subsidiaries on a consolidated basis, as of such date, on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (b) such Person and its Subsidiaries on a consolidated basis will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which they are engaged or proposed to be engaged following such date, and (c) such Person and its Subsidiaries on a consolidated basis will be able to pay its liabilities, as of such date, including contingent and other liabilities, as they become absolute and mature.  For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions, existing financing or refinancing, or a combination thereof, to meet its obligations as they become due.

Section 4.10.                          Brokers.

No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission payable by or on behalf of Parent or Merger Sub in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.11.                          Limited Guarantee.

Concurrently with the execution of this Agreement, the Sponsor has delivered to the Company the Limited Guarantee.  The execution, delivery and performance by the Sponsor of the Limited Guarantee and the consummation by the Sponsor of the transactions contemplated thereby have been duly and validly authorized by all necessary corporate action.  The Limited Guarantee has been duly executed and delivered by the Sponsor and constitutes the legal, valid and binding obligations of the Sponsor, enforceable against the Sponsor in accordance with its terms, except to the extent enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).  No event has occurred which, with or without notice, lapse of time or both, would result in a default by the Sponsor under the Limited Guarantee.

Section 4.12.                          Licensability.

None of Parent, Merger Sub, any of their respective officers, directors, managers, members, principals or Affiliates which may reasonably be considered in the process of determining the suitability of Parent and Merger Sub for a Gaming Approval by a Gaming Authority, or any holders of Parent’s membership units or other equity interests who will be required to be licensed or found suitable under applicable Gaming Laws (the foregoing Persons collectively, the “Licensing Affiliates”), has been found not to have good moral character or has been convicted of any offense that would disqualify or otherwise prevent Parent and such Licensing Affiliates from holding a gaming license in any state or other jurisdiction, has ever abandoned or withdrawn (in each case in response to a communication from a Gaming Authority regarding a likely or impending denial, suspension or revocation) or been denied or had suspended or revoked a Gaming Approval, or an application for a Gaming Approval, by a Gaming Authority.  Parent, Merger Sub and each of their respective Licensing Affiliates which is licensed or holds any Gaming Approval pursuant to applicable Gaming Laws (collectively, the “Licensed Parties”) is in good standing in each of the jurisdictions in which such Licensed Party owns, operates or manages gaming facilities.  To Parent’s knowledge, there are no on-going material investigations with respect to any existing gaming license held by Parent or any Licensing Affiliates and there are no facts which, if known to any Gaming Authority, would be reasonably likely to (i) result in the denial, revocation, limitation or suspension of a Gaming Approval of any of the Licensed Parties or (ii) result in a negative outcome to any finding of suitability proceedings of any of the Licensed Parties currently pending, or under the suitability proceedings necessary for the consummation of the Merger.

Section 4.13.                          Certain Information.

None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or in the Schedule 13E-3 will, at the date the Proxy Statement is first mailed to the stockholders of the Company and at the time of the Company Stockholder Meeting, or, in the case of the Schedule 13E-3, on the date it is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.  Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any information supplied by the Company or any of its Representatives for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

Section 4.14.                          Access to Information.

Parent and Merger Sub each acknowledges and agrees that it (a) has had an opportunity to discuss and ask questions regarding the business of the Company and its Subsidiaries with the management of the Company, (b) has had access to the books and records of the Company, the “data room” maintained by the Company for purposes of the transactions contemplated by this Agreement and such other information as it has desired or requested to review and (c) has conducted its own independent investigation of the Company and its Subsidiaries and the transactions contemplated hereby.

Section 4.15.                          No Other Company Representations or Warranties.

Except for the representations and warranties set forth in Article III, Parent and Merger Sub hereby acknowledge and agree that neither the Company nor any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or representatives, nor any other Person, has made or is making, and that Parent and Merger Sub have not relied on and will not be entitled to, and will not, rely on, any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their business or operations or any other matter, including with respect to the accuracy or completeness of any information provided, disclosed or delivered to Parent or Merger Sub.  Except for the representations and warranties set forth in Article III, neither the Company nor any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or representatives, nor any other Person, will have or be subject to any liability or indemnification obligation to Parent, Merger Sub or any other Person resulting from the delivery, dissemination or any other distribution to Parent, Merger Sub or any other Person, or the use by Parent, Merger Sub or any other Person, of any information provided or made available to them by the Company or any of its Subsidiaries, or any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or representatives, or any other Person, including any information, documents, estimates, projections, forecasts or other forward-looking information, business plans, cost-related plans or other material provided or made available to Parent, Merger Sub or any other Person in certain “data rooms,” confidential information memoranda, management presentations or due diligence discussions in anticipation or contemplation of any of the transactions contemplated by this Agreement.

Section 4.16.                          Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans.

In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan and cost-related plan information, regarding the Company, its Subsidiaries and their business and operations.  Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking information, with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans and cost-related plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans), and that Parent and Merger Sub will have no claim against the Company or any of its Subsidiaries, or any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or representatives, or any other Person, with respect thereto.  Accordingly, Parent and Merger Sub hereby acknowledge that neither the Company nor any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or representatives, nor any other Person, has made or is making any representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements, business plans or cost-related plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans).

ARTICLE V
COVENANTS

Section 5.1.                                 Conduct of Business of the Company.

(a)                                 The Company covenants and agrees that, during the period from the date hereof until the earlier of the Effective Time and the date of termination of this Agreement pursuant to Article VII, except (i) as expressly contemplated or permitted by this Agreement, (ii) as disclosed in Section 5.1(a) of the Company Disclosure Letter, (iii) as required by applicable Law or Governmental Entity or (iv) unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, (A) conduct its business in the ordinary course in compliance in all material respects with all applicable Laws, and (B) to the extent consistent with the foregoing, use its commercially reasonable efforts to (1) preserve intact its business organization and assets in all material respects, (2) keep available the services of (and preserve its relationship with) its officers and employees, and (3) preserve in all material respects its present relationships and goodwill with Governmental Entities, customers, suppliers, lenders, licensors, licensees, distributors, creditors, lessors and other Persons with which it has material business relations; provided, however, that no action taken by the Company or any of its Subsidiaries with respect to matters expressly permitted or consented to in writing by Parent pursuant to Section 5.1(b) will be deemed a breach of this sentence.

(b)                                 From the date of this Agreement and the earlier of the Effective Time and the date of termination of this Agreement pursuant to Article VII, except (w) as expressly contemplated or permitted by this Agreement, (x) as disclosed in Section 5.1(b) of the Company Disclosure Letter, (y) as required by applicable Law or Governmental Entity or (z) unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed, except for clauses (ii), (iii), (v), (viii), and (xvi) below, in respect of which Parent may give or withhold its consent in its sole and absolute discretion), neither the Company nor any of its Subsidiaries shall:

(i)                                     amend or otherwise change its articles of incorporation or bylaws or any similar governing instruments;

(ii)                                  issue, deliver, sell, pledge, grant, transfer, dispose of, amend, subject to a Lien or encumber any shares of its capital stock or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire any shares of its capital stock, except (A) pursuant to the exercise of Company Stock Options outstanding as of the date hereof and in accordance with the terms of such Company Stock Options, (B) for the vesting of Company Restricted Stock outstanding as of the date hereof and in accordance with the terms of such Company Restricted Stock, or (C) the issuance of shares by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company;

(iii)                               declare, set aside, establish a record date for, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for any dividend or distribution by a Subsidiary of the Company to the Company or to its other Subsidiaries);

(iv)                              except for transactions among the Company and wholly owned Subsidiaries of the Company or among wholly owned Subsidiaries of the Company, adjust, split, subdivide, combine, reclassify, redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock (except for the acquisition of Shares tendered by employees or former employees in connection with the cashless exercise or surrender of any Company Stock Options or Restricted Stock), or otherwise amend the terms of its capital stock;

(v)                                 except for transactions among the Company and wholly owned Subsidiaries of the Company or among wholly owned Subsidiaries of the Company, (A) merge or consolidate with any other Person, (B) acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any rights, properties or assets, other than purchases of inventory and other rights, properties or assets (x) in the ordinary course of business, (y) pursuant to existing Contracts or (z) that involve a purchase price of not more than $250,000 in the aggregate, or (C) sell, lease, license, pledge, transfer, create or incur any Lien (other than Permitted Liens) on, or abandon, allow to lapse or expire, or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any rights, properties or assets, intellectual property, securities, interests, businesses or properties, other than sales or dispositions of (1) inventory and/or obsolete equipment and (2) other rights, properties or assets (x) in the ordinary course of business, (y) pursuant to existing Contracts or (z) that have a fair market value not in excess of $250,000 in the aggregate;

(vi)                              other than as contemplated under Section 5.22, (A) enter into, suspend, abrogate, materially amend, fail to renew, cancel or terminate any Material Contract, (B) adversely modify or fail to maintain in full force and effect any material Permit affecting the assets, properties, rights or business of the Company and its Subsidiaries, or (C) enter into any amendment or other modification to the terms of any Indebtedness of the Company or any of its Subsidiaries;

(vii)                           authorize any new capital expenditures which are, in the aggregate, in excess of the Company’s capital expenditure budget set forth on Section 5.1(b)(vii) of the Company Disclosure Letter, other than any capital expenditures not in excess of $250,000 in the aggregate in order to address exigent circumstances;

(viii)                        (A) make any loans, advances or capital contributions to, or investments in, any other Person (other than a Subsidiary of the Company), (B) incur any indebtedness for borrowed money or issue or sell any debt securities or warrants or rights to acquire any debt securities of the Company or any of its Subsidiaries (other than extensions of credit under the Credit Agreement in the ordinary course of business), or (C) assume, guarantee, endorse or otherwise become liable or responsible for the indebtedness or other obligations of another Person (other than a guaranty by the Company on behalf of its Subsidiaries), in each case, in excess of $250,000 in the aggregate;

(ix)                              except to the extent required by applicable Law or pursuant to any arrangement in effect as of the date hereof (including the Company’s previously approved operating budget, any Contract and any Company Plan), (A) materially increase the salary, wages, bonuses, compensation or benefits of any current or former director, executive officer or consultant of the Company or any of its Subsidiaries, (B) grant or increase any severance, termination or retention payment or other similar payment to any director, executive officer or consultant of the Company or any of its Subsidiaries, (C) enter into any employment, consulting, change in control, deferred compensation or other similar agreement with any director, officer, employee or consultant of the Company or any of its Subsidiaries (provided, however, that the Company may, in the ordinary course of business, enter into offer letters or employment agreements with new hires to fill a vacancy replacing a former officer, employee or consultant of the Company or any of its Subsidiaries, that provide for “at will” employment and annual compensation of less than $100,000, without any severance or similar obligation), (D) amend or adopt any compensation or benefit plan including any Company Plan, pension, retirement, profit-sharing, bonus, severance or other employee benefit or welfare benefit plan with or for the benefit of any current or former director, officer, consultant or employee of the Company or any of its Subsidiaries, (E) accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation, or (F) enter into any collective bargaining agreement or similar agreement with respect to the Company, any Subsidiary of the Company, or any director, officer, consultant or employee of the Company or any of its Subsidiaries;

(x)                                 implement or adopt any material change in its financial accounting principles, policies or practices, except as may be appropriate to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

(xi)                              (A) make or change any material Tax election, (B) adopt or change any accounting method with respect to Taxes, (C) file any material amendment to any Tax Return with respect to any material Taxes, (D) enter into any closing agreement, Tax sharing agreement or Tax indemnity agreement relating to material Taxes, (E) settle, consent to or compromise any proceeding with respect to any material Tax claim or assessment or seek any material Tax ruling from any Governmental Authority, (F) surrender any right to claim a refund of material Taxes (G) consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment, (H) file any material Tax Return inconsistent with past practice, or (I) change any Tax accounting period;

(xii)                           adopt or enter into a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation or other reorganization (other than the Merger);

(xiii)                        other than in the ordinary course of business, terminate or cancel existing insurance policies without obtaining comparable replacement policies to the extent available for a similar reasonable cost;

(xiv)                       compromise, settle or agree to settle any Action (including any Action relating to this Agreement or the transactions contemplated hereby), or consent to the same, other than compromises, settlements or agreements that involve only the payment of money damages not in excess of $100,000 in the aggregate, after taking into account any insurance proceeds available therefor;

(xv)                          enter into any new line of business material to the Company and its Subsidiaries, taken as a whole;

(xvi)                       effectuate or permit a “plant closing” or “mass layoff,” as those terms are defined in the WARN Act, affecting in whole or in part any site of employment, facility, operating unit or employee of the Company or any of its Subsidiaries;

(xvii)                    (a) other than Permitted Liens, alienate, encumber, transfer, option, lease, assign, sell, transfer or convey its interest or any material portion thereof in any material Leased Real Property or Owned Real Property, or enter into any agreement or understanding, or entertain any offers or solicitations, to do so, or (b) other than Permitted Liens, enter into or record any easement, right-of-way, covenant, condition, restriction, license, permit, agreement, lease, mortgage, deed of trust, lien or other instrument against any material Owned Real Property or Leased Real Property or any material portion thereof, except for Permitted Liens or as may be required to enable the Company and any Subsidiary to perform their obligations under this Agreement; or

(xviii)                 agree to take any of the actions described in Sections 5.1(b)(i) through 5.1(b)(xvii).

Section 5.2.                                 Conduct of Business of Parent and Merger Sub Pending the Merger.

From the date hereof and prior to the earlier of the Effective Time and the date of termination of this Agreement pursuant to Article VII, and except as may otherwise be required by applicable Law, each of Parent and Merger Sub agree that it shall not, directly or indirectly, take any action which is intended to or which would reasonably be expected to have a Parent Material Adverse Effect or result in the failure of any of the conditions set forth in Section 6.1 or Section 6.2 to be satisfied.

Section 5.3.                                 No Control of Other Party’s Business.

Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Effective Time.  Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.4.                                 No Solicitation or Negotiation.

(a)                                 No Release of Confidentiality, Standstill or Non-Solicitation Agreements.  From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VII, the Company agrees that it shall not release any Person from, or amend or waive any provision of, any confidentiality, “standstill,” non-solicitation or similar agreement to which the Company is (or in accordance with this Section 5.4 becomes) a party or under which the Company has (or in accordance with this Section 5.4 acquires) any rights; provided, however, that, notwithstanding anything to the contrary, the Special Committee may waive any standstill provision to the extent requested by a third party to permit such third party to make an Acquisition Proposal or when the Board or the Special Committee has determined that the failure to do so could be inconsistent with the directors’ fiduciary duties under applicable Law.

(b)                                 No Solicitation or Negotiation.  Except as expressly permitted by this Section 5.4 (including Section 5.4(c)), the Company and its Subsidiaries and their respective officers and directors shall, and the Company shall use its reasonable best efforts to instruct and direct its and its Subsidiaries’ other Representatives to, (i) immediately cease and terminate any and all existing activities, discussions or negotiations with any Persons (other than Parent, Merger Sub and their respective Representatives) that may be ongoing with respect to an Acquisition Proposal and (ii) from the date hereof, (A) to the extent permitted by any applicable confidentiality agreement, demand that any Person that has executed an Acceptable Confidentiality Agreement in connection with its consideration of a possible Acquisition Proposal by such Person and is in possession of confidential information about the Company that was furnished by or on behalf of the Company return or destroy all such information, (B) immediately terminate access to any Person (other than Parent, Merger Sub, Sponsor, the Financing Sources, the Rollover Investors and their respective Representatives) to any data room maintained by the Company with respect to the transactions contemplated by this Agreement, and (C) until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VII, not (1) initiate, solicit or knowingly encourage any inquiries or the making of any proposal or offer that constitutes an Acquisition Proposal, (2) engage in, enter into, continue or otherwise participate in any discussions (other than to request clarification of an Acquisition Proposal that has already been made for purposes of assessing whether such Acquisition Proposal is or could reasonably be expected to lead to a Superior Proposal) or negotiations regarding, or provide any non-public information or data concerning the Company or its Subsidiaries to any Person relating to, any Acquisition Proposal, or (3) otherwise knowingly facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt by any Person to make an Acquisition Proposal, or publicly propose to do any of the foregoing.

(c)                                  Conduct Following Date Hereof.  Notwithstanding anything in Section 5.4(b) to the contrary, at any time following the date hereof and prior to the time, but not after, the Company Stockholder Approval is obtained, but only until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VII, if the Company receives a written Acquisition Proposal (that did not result from a breach of Section 5.4(b)) from any Person, the Company and its Representatives may contact such Person to clarify the terms and conditions thereof and (i) the Company and its Representatives may provide nonpublic information and data concerning the Company and its Subsidiaries in response to a request therefor by such Person if the Company receives from such Person an executed Acceptable Confidentiality Agreement (or has a confidentiality agreement with such Person prior to the date hereof containing terms that are not materially less favorable to the Company in the aggregate than the terms contained in the Confidentiality Agreement) (provided, that the Company shall promptly make available to Parent and Merger Sub any material nonpublic information or data concerning the Company or its Subsidiaries that the Company made available to any Person given such access which was not previously made available to Parent or Merger Sub), and (ii) the Company and its Representatives may engage or participate in any discussions or negotiations with such Person with respect to such Acquisition Proposal, if prior to taking any action described in clause (i) or (ii) above, (x) the Special Committee determines in good faith (after the Special Committee’s consultation with outside legal counsel) that failure to take such action would reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable Law and (y) the Special Committee determines in good faith (after the Special Committee’s consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal.

(d)                                 Definitions.  For purposes of this Agreement:

(i)                                     “Acquisition Proposal” means any proposal or offer from any Person or group of Persons, other than Parent or one of its Subsidiaries or any of their Affiliates, for (A) a merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving an acquisition of the Company (or any Subsidiary or Subsidiaries of the Company whose business constitutes 20% or more of the revenues or assets of the Company and its Subsidiaries, taken as a whole) or (B) the acquisition in any manner, directly or indirectly, of over 20% of the equity securities or consolidated total assets of the Company and its Subsidiaries, in each case other than the Merger.

(ii)                                  “Superior Proposal” means a bona fide Acquisition Proposal (that did not result from a breach by the Company of Section 5.4(b)) (with the percentages set forth in the definition of such term changed from 20% to 50%), that the Special Committee has determined in its good faith judgment (after consultation with its financial advisor and outside legal counsel) (A) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of such proposal and the Person making the proposal (including the expected timing and likelihood of consummation, taking into account any governmental and other approval requirements and any required third party financing and financing commitments with respect thereto), and (B) if consummated, would result in a transaction more favorable to the Company’s stockholders than the transaction contemplated by this Agreement (including any revisions to the terms of this Agreement proposed by Parent pursuant to Section 5.4(h)).

(iii)                               “Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms that are not less favorable to the Company in the aggregate than the terms contained in the Confidentiality Agreement.

(e)                                  No Change in Recommendation or Alternative Acquisition Agreement.  Except as set forth in this Section 5.4(e), Section 5.4(f) or Section 7.1(c)(ii), the Company Board and each committee thereof, including the Special Committee, shall not:

(i)                                     withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation or fail to include the Company Recommendation in the Proxy Statement;

(ii)                                  authorize, adopt, approve, recommend or otherwise declare advisable, or publicly propose to authorize, adopt, approve, recommend or declare advisable, an Acquisition Proposal (any of the foregoing in clauses (i) or (ii), a “Change of Recommendation”); or

(iii)                               cause or permit the Company to enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement (other than an Acceptable Confidentiality Agreement if permitted under Section 5.4(c)) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal.

Notwithstanding anything to the contrary set forth in this Agreement, prior to the time, but not after, the Company Stockholder Approval is obtained, but only after compliance with Section 5.4(h), the Company Board, acting upon the recommendation of the Special Committee, may effect a Change of Recommendation and/or take the actions specified in Section 7.1(c)(ii) with respect to any Acquisition Proposal that the Special Committee believes in good faith (after consultation with its financial advisor and outside legal counsel) is a Superior Proposal, or make a Change in Recommendation in response to a material event, occurrence, development or state of facts or circumstances that is not known by the Company Board prior to the date hereof, in either case, if the Special Committee determines in good faith (after consultation with outside legal counsel) that failure to do so would reasonably be likely to be inconsistent with its fiduciary obligations under applicable Law.

(f)                                   Certain Permitted Disclosure.  Nothing contained in this Section 5.4 shall be deemed to prohibit the Company or the Company Board or any committee thereof, including the Special Committee, from (i) complying with its disclosure obligations under U.S. federal or state law with regard to an Acquisition Proposal, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders), or (ii) making any “stop-look-and-listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communications to the stockholders of the Company); provided, however, that (i) any such disclosure (other than (x) issuing a “stop, look and listen” statement in accordance with the Exchange Act pending disclosure of its position thereunder (or any similar communications to the stockholders of the Company) or (y) an express rejection of any Acquisition Proposal or a reaffirmation of the Company Recommendation) shall be deemed to be a Change of Recommendation, unless the Company Board expressly and publicly reaffirms the Company Recommendation within three (3) Business Days following any request by Parent for such reaffirmation, and (ii) the Company Board or any committee thereof, including the Special Committee, shall not make or resolve to make a Change of Recommendation except in accordance with Section 5.4(e) .

(g)                                  Notice.  From and after the date hereof, the Company agrees that it will promptly (and, in any event, within forty-eight (48) hours) notify Parent if any proposal or offer with respect to an Acquisition Proposal (or any inquiry that would reasonably be expected to lead to an Acquisition Proposal) is received by, any nonpublic information or access to the Company’s properties, assets, books or records is requested from, or any discussions or negotiations are sought to be initiated or continued with, it or any of its Representatives indicating, in connection with such notice, the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements and the identity of the Person making the proposal or offer) and thereafter shall keep Parent reasonably informed of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations.

(h)                                 Match Right.  Notwithstanding anything to the contrary in this Agreement, the Company Board shall not be permitted to effect a Change of Recommendation and/or terminate this Agreement pursuant to Section 7.1(c)(ii) until it has first taken the following actions: (i) the applicable Acquisition Proposal (if any) shall not have resulted from a breach of Section 5.4(b); (ii) if applicable, the Company shall have complied in all material respects with its obligations under Section 5.4(c) with respect to such Acquisition Proposal, (iii) if applicable, the Company Board shall then determine in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal (if any) is a Superior Proposal, (iv) the Company shall have provided written notice to Parent (a “Notice”) that the Company intends to take such action and specifying in reasonable detail the circumstances giving rise to such action, including in the case such action is proposed to be taken in connection with a Superior Proposal, the information specified by Section 5.4(g) with respect to such Superior Proposal, (iv) during the three (3) Business Day period following Parent’s receipt of the Notice, the Company shall, and shall cause its financial and legal advisors and other Representatives, to negotiate with Parent (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, the Equity Financing Commitments, the Debt Financing Commitment, the Limited Guarantee and the Rollover Commitment Letter such that such Superior Proposal ceases to constitute a Superior Proposal (if applicable) or the failure to take such action would no longer reasonably be likely to be inconsistent with the Company Board’s fiduciary obligations under applicable Law, and (v) following the end of such three (3) Business Day period, the Company Board shall then have determined in good faith, taking into account any changes to the terms of this Agreement, the Equity Financing Commitments, the Debt Financing Commitment, the Limited Guarantee and the Rollover Commitment Letter proposed in writing by Parent to the Company in response to the Notice or otherwise, that the Superior Proposal giving rise to the Notice continues to constitute a Superior Proposal (if applicable) or that the failure to take such action would reasonably be likely to continue to be inconsistent with the Company Board’s fiduciary obligations under applicable Law.  Any amendment to the financial terms or any other material amendment of such Superior Proposal shall require a new Notice and the Company shall be required to comply again with the requirements of this Section 5.4(h), except that the three (3) Business Day period referred to herein shall be reduced to two (2) Business Days.

Section 5.5.                                 Preparation of Proxy Statement; Stockholders’ Meeting.

(a)                                 As promptly as reasonably practicable, and in any event no later than the Specified Filing Date, the Company shall, with the assistance of Parent, prepare the Proxy Statement, the Company and Parent shall prepare the Schedule 13E-3 and the Company shall file the Proxy Statement and Parent shall execute (and shall cause its respective Affiliates and all other persons (other than the Company) required to execute such Schedule 13E-3) such Schedule 13E-3 and Parent, together with the Company, shall file the Schedule 13E-3 with the SEC, provided, however, that the Company shall not be required to so file the Proxy Statement unless Parent has provided all required information and the Schedule 13E-3 is simultaneously filed by the Company and Parent.  Parent, Merger Sub and the Company will cooperate with each other in the preparation of the Proxy Statement and the Schedule 13E-3.  Without limiting the generality of the foregoing, each of Parent and Merger Sub will furnish to the Company the information relating to it, its Affiliates, the Equity Financing Sources and the Rollover Investors required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement or the Schedule 13E-3.  The Company and Parent shall use its reasonable best efforts to resolve all SEC comments with respect to the Proxy Statement or the Schedule 13E-3 as promptly as practicable after receipt thereof.  Each of Parent, Merger Sub and the Company agree to correct any information provided by it for use in the Proxy Statement or the Schedule 13E-3 which shall have become false or misleading.  Each of the Company and Parent shall as soon as reasonably practicable notify Parent or the Company, as applicable, of the receipt of (and provide copies to Parent and Merger Sub or the Company, as applicable) any comments or other correspondence from the SEC with respect to the Proxy Statement or the Schedule 13E-3 and any request by the SEC for any amendment or supplement to the Proxy Statement or the Schedule 13E-3 or for additional information.  Prior to filing or mailing the Proxy Statement or the Schedule 13E-3 or making any other required filings (or, in each case, any amendment or supplement thereto) or responding to any comments or other correspondence from the SEC with respect thereto, the Company shall provide Parent, or Parent shall provide the Company, with a reasonable opportunity to review and comment on such document or response and shall in good faith consider for inclusion in such document or response any reasonable comments proposed by such other party; provided, that the foregoing shall not apply with respect to a Superior Proposal, a Change or Recommendation or any related disclosures covering such matters.  The Company shall cause the definitive Proxy Statement to be mailed as soon as reasonably practicable after the date the SEC staff advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement, and shall cause the Proxy Statement and Schedule 13E-3 to be filed with the SEC as soon as reasonably practicable after the date the SEC staff advises that it has no further comments thereon (and in each case, within five (5) Business Days after being so advised by the SEC staff).

(b)                                 As promptly as reasonably practicable following the clearance of the Proxy Statement and Schedule 13E-3 by the SEC, the Company, acting through the Company Board, shall (i) take all action necessary to duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval (the “Company Stockholder Meeting”) no later than twenty (20) business days following the mailing of the Proxy Statement and Schedule 13E-3 in accordance with Section 5.5(a) above, and (ii) except to the extent that the Company Board, acting upon the recommendation of the Special Committee, shall have effected a Change in Recommendation in accordance with Section 5.4(e), include in the Proxy Statement the Company Recommendation and take all commercially reasonable action to solicit proxies approving the adoption of this Agreement and to otherwise obtain the Company Stockholder Approval; provided, however, that nothing herein shall prevent the Company from postponing or adjourning the Company Stockholder Meeting if (x) there are holders of an insufficient number of Company Shares present or represented by a proxy at the Company Stockholders Meeting to constitute a quorum and the Company uses its reasonable best efforts during any such postponement or adjournment to obtain such a quorum as soon as practicable; (y) the Company is required to postpone or adjourn the Company Stockholders Meeting by applicable Law or Order or a request from the SEC or its staff and the Company uses its reasonable best efforts to hold or resume the Company Stockholders Meeting as soon as practicable; or (z) the Company Board shall have determined in good faith (after consultation with outside legal counsel) that it is required by Law to postpone or adjourn the Company Stockholder Meeting, including in order to give stockholders of the Company sufficient time to evaluate any information or disclosure that the Company has sent to its stockholders or otherwise made available to its stockholders by issuing a press release, filing materials with the SEC or otherwise (including in connection with any Change in Recommendation).

Section 5.6.                                 Access to Information; Confidentiality.

(a)                                 From the date hereof to the Effective Time or the earlier termination of this Agreement, upon reasonable notice, the Company shall, and shall use its commercially reasonable efforts to cause its Subsidiaries and its Representatives to, (i) afford to Parent, Merger Sub and each of their respective Representatives reasonable access during normal business hours, consistent with applicable Law, to its officers, employees, properties, offices, other facilities and books, contracts and records, and (ii) furnish or cause to be furnished all financial, operating and other data and information as Parent, Merger Sub or their respective Representatives may reasonably request.  Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as to minimize interference with the business or operations of the Company or its Subsidiaries or with the prompt and timely discharge by the employees of the Company or its Subsidiaries of their normal duties.  Neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would (x) breach any Contract with any third party, (y) constitute a waiver of or jeopardize the attorney-client or other privilege held by the Company or (z) violate any applicable Law, including Gaming Laws; provided, however, the parties shall reasonably cooperate in seeking to find a way to allow disclosure of such information (including by providing redacted forms of such information) to the extent doing so would not be reasonably likely to result in the violation of any such Contract or Law, or be reasonably likely to cause such privilege to be undermined with respect to such information.  In addition, any access to any premises of the Company or any of its Subsidiaries shall be subject to the terms and conditions of any applicable leases and to the Company’s and its Subsidiaries’ reasonable security measures, operating procedures and insurance requirements and shall not include the right to any “invasive” testing or any investigation that requires the consent of any lender, landlord, tenant or other party.  Parent shall, at Parent’s sole cost, promptly repair any damage caused by the exercise of any rights under this Section 5.6(a).

(b)                                 Each of Parent and Merger Sub will hold and treat, and will use reasonable efforts to ensure that its respective Representatives hold and treat, in confidence all documents and information concerning the Company and its Subsidiaries furnished to Parent or Merger Sub in connection with the transactions contemplated by this Agreement in accordance with the Confidentiality Agreement, dated November 28, 2015, between Z Capital Partners, L.L.C. and the Company (the “Confidentiality Agreement”), which Confidentiality Agreement shall remain in full force and effect in accordance with its terms.  The Company hereby consents to include the Financing Sources, the Rollover Investors and other potential financing sources as permitted “Representatives” of Parent under the Confidentiality Agreement.

Section 5.7.                                 Further Action; Efforts.

(a)                                 Upon the terms and subject to the conditions of this Agreement (including Section 5.7(h)), each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and cooperate with each other in order to do, all things necessary, proper or advisable under applicable Law (including under any Antitrust Law) (other than under any applicable Gaming Law) to consummate the transactions contemplated by this Agreement at the earliest practicable date, including using reasonable best efforts to:  (i) cause the preparation and filing of all forms, registrations and notices required to be filed to consummate the Merger and take such actions as are reasonably necessary to obtain any requisite consent (other than Gaming Approvals) or expiration of any applicable waiting period under the HSR Act and other Antitrust Laws; (ii) defend all Actions by or before any Governmental Entity (other than any Gaming Authority) challenging this Agreement or the consummation of the Merger; and (iii) resolve any objection asserted with respect to the transactions contemplated under this Agreement under any Antitrust Law raised by any Governmental Entity (other than any or Gaming Authority) and to prevent the entry of any court order, and to have vacated, lifted, reversed or overturned any injunction, decree, ruling, order or other action of any Governmental Entity (other than any or Gaming Authority) that would prevent, prohibit, restrict or delay the consummation of the transactions contemplated by this Agreement (provided, however, that the Company shall not be required to incur any liabilities or pay more than a nominal sum to obtain any such consents, registrations, approvals, permits and authorizations).  Upon the terms and subject to the conditions of this Agreement (including Section 5.7(g)), each of Parent and Merger Sub shall use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and cooperate with each other in order to do, all things necessary, proper or advisable under applicable Gaming Laws to consummate the transactions contemplated by this Agreement at the earliest practicable date, including using best efforts to:  (i) cause the preparation and filing of all forms, registrations and notices required to be filed to consummate the Merger and take such actions as are reasonably necessary to obtain any requisite Gaming Approvals; (ii) defend all Actions by or before any Gaming Authority challenging this Agreement or the consummation of the Merger; and (iii) resolve any objection asserted with respect to the transactions contemplated under this Agreement under any Gaming Authority and to prevent the entry of any court order, and to have vacated, lifted, reversed or overturned any injunction, decree, ruling, order or other action of any Gaming Authority that would prevent, prohibit, restrict or delay the consummation of the transactions contemplated by this Agreement (provided, however, that the Company shall not be required to incur any liabilities or pay more than a nominal sum to obtain any such consents, registrations, approvals, permits and authorizations).

(b)                                 In furtherance and not in limitation of the provisions of Section 5.7(a), each of the parties, as applicable, agrees to (i) prepare and file as promptly as practicable, and in any event by no later than ten (10) Business Days from the date of this Agreement, an appropriate filing of a Notification and Report Form pursuant to the HSR Act and (ii) prepare and file as promptly as practicable any notification or other form necessary to obtain any consents, clearances or approvals required under or in connection with any other applicable Antitrust Law.  The Company and Parent will each request early termination of the waiting period with respect to the Merger under the HSR Act.  Nothing in this Agreement will require the Company or its Subsidiaries to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon Closing. The Company and the Parent shall each pay fifty percent (50%) of any filing fees and other charges for the filings required under the HSR Act by the Company and Parent.

(c)                                  In furtherance and not in limitation of the provisions of Section 5.7(a), Parent and Merger Sub agree to, and agree to cause their Affiliates and their respective directors, officers, partners, managers, members, principals and stockholders to, prepare and submit to the Gaming Authorities as promptly as practicable, and in any event no later than 30 calendar days from the date of this Agreement, all applications and supporting documents necessary to obtain all required Gaming Approvals.  Any fees, costs and expenses incurred in connection with obtaining Gaming Approvals will be borne by Parent.

(d)                                 If a party receives a request for information or documentary material from any Governmental Entity with respect to this Agreement or any of the transactions contemplated hereby, including a Second Request for Information under the HSR Act, or requests for supporting, supplemental or additional documentation from any Gaming Authorities, then such party shall in good faith make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, a response that is, at a minimum, in substantial compliance with such request.

(e)                                  The parties shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement and work cooperatively in connection with obtaining the approvals of or clearances from each applicable Governmental Entity, including:

(i)                                     cooperating with each other in connection with filings required to be made by any party under any Antitrust Law or applicable Gaming Law and liaising with each other in relation to each step of the procedure before the relevant Governmental Entities and as to the contents of all communications with such Governmental Entities.  In particular, to the extent permitted by Law or a Governmental Entity, no party will make any notification in relation to the transactions contemplated hereunder without first providing the other party with a copy of such notification in draft form and giving such other party a reasonable opportunity to discuss its content before it is filed with the relevant Governmental Entities, and such first party shall consider and take account of all reasonable comments timely made by the other party in this respect;

(ii)                                  furnishing to the other party all information within its possession that is required for any application or other filing to be made by the other party pursuant to the applicable Law in connection with the transactions contemplated by this Agreement;

(iii)                               promptly notifying each other of any communications from or with any Governmental Entity with respect to the transactions contemplated by this Agreement and ensuring to the extent permitted by Law or Governmental Entity that each of the parties is entitled to attend any meetings with or other appearances before any Governmental Entity with respect to the transactions contemplated by this Agreement;

(iv)                              consulting and cooperating with one another in connection with all analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the Antitrust Laws or applicable Gaming Laws; and

(v)                                 without prejudice to any rights of the parties hereunder, consulting and cooperating in all respects with the other in defending Actions by or before any Governmental Entity challenging this Agreement or the consummation of the transactions contemplated by this Agreement.

(f)                                   (i)                                     Subject to Section 5.7(h), the parties shall use their respective reasonable best efforts to take, or cause to be taken, all other action and to do, or cause to be done, all things necessary, proper or advisable under all Antitrust Laws to consummate the transactions contemplated by this Agreement, including:

(A)                               using its reasonable best efforts to promptly obtain the expiration of all waiting periods (including, if permitted by applicable Law, requesting early termination of such waiting periods); and

(B)                               using its reasonable best efforts to promptly obtain all other approvals and any other consents of any Governmental Entity (other than any Gaming Authority) required to be obtained in order for the parties to consummate the transactions contemplated by this Agreement.

(ii)                                  Subject to Section 5.7(g), the parties shall use their respective best efforts to take, or cause to be taken, all other action and to do, or cause to be done, all things necessary, proper or advisable under applicable Gaming Laws, to consummate the transactions contemplated by this Agreement, including:

(A)                               using its best efforts to promptly obtain the expiration of all waiting or notice periods (including, if permitted by applicable Law, requesting early termination of such waiting or notice periods) under or with respect to Gaming Laws; and

(B)                               using its best efforts to promptly obtain all other approvals and any other consents of any Gaming Authority required to be obtained in order for the parties to consummate the transactions contemplated by this Agreement.

(g)                                  Notwithstanding anything to the contrary set forth in this Agreement (including as otherwise set forth in this Section 5.7), in connection with any Gaming Approvals or Gaming Laws, in no event shall Parent or any of its Affiliates (including the Surviving Corporation) be required to proffer to, or agree to, agree to (i) any material change or restriction on the proposed capital structure or balance sheet of Parent, Merger Sub, the Surviving Corporation or any of their respective Affiliates, or (ii) any material change (including without limitation, through a franchising or licensing arrangement) or restriction on (other than pursuant to any existing legal, regulatory or other similar restrictions), or other material impairment of (x) Parent’s or any of its Affiliates’ ability to own or operate any material assets (including any real property owned by the Company or any of its Subsidiaries), licenses, operations, rights, product lines, businesses or interest therein of Parent, Merger Sub, the Surviving Corporation or any of their respective Affiliates or (y) Parent’s or any of its Affiliates’ ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the stock of the Surviving Corporation or any of its Affiliates, or to agree to place any stock or other assets or an operating property in trust upon the Closing.

(h)                                 Notwithstanding anything to the contrary set forth in this Agreement (including as otherwise set forth in this Section 5.7), other than in connection with any Gaming Approval or Gaming Laws, in no event shall Parent or any of its Affiliates (including the Surviving Corporation) be required to (i) proffer to, or agree to, sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate and agree to sell, divest, lease, license, transfer, dispose of or otherwise encumber before or after the Effective Time, any material assets, licenses, operations, rights, product lines, businesses or interest therein of Parent, Merger Sub, the Company, the Surviving Corporation or any of their respective Affiliates (or to consent to any sale, divestiture, lease, license, transfer, disposition or other encumbrance by the Parent, Merger Sub, the Company, the Surviving Corporation or any of their respective Affiliates of any of their respective material assets, licenses, operations, rights, product lines, businesses or interest therein or to any agreement by the Parent, Merger Sub, the Company, the Surviving Corporation or any of their respective Affiliates to take any of the foregoing actions) or to agree to (A) any material change or restriction on the proposed capital structure or balance sheet of Parent, Merger Sub, the Surviving Corporation or any of their respective Affiliates, or (B) any material change (including without limitation, through a franchising or licensing arrangement or a change in the proposed capital structure or balance sheet) or restriction on, or other material impairment of Parent’s or any of its Affiliates’ ability to own or operate any such assets, licenses, operations, rights, product lines, businesses or interests therein or Parent’s or any of its Affiliates’ ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the stock of the Surviving Corporation or any of its Affiliates, or to agree to place any stock or other assets or an operating property in trust upon the Closing, or (ii) make any material payments, other than filing fees required by Law, or provide any other material consideration in connection with any waiver or consent reasonably necessary, proper or advisable to consummate and make effective the Merger and the other transactions contemplated hereby (or to consent to any material payment, other than filing fees required by Law, or provide any other material consideration by Parent, Merger Sub, the Company, the Surviving Corporation or any of their respective Affiliates in connection with such waivers or consents).

(i)                                     Notwithstanding the foregoing, commercially or competitively sensitive information and materials of a party will be provided to the other party on an outside counsel-only basis while, to the extent feasible, making a version in which the commercial or competitively sensitive information has been redacted available to the other party.

(j)                                    For purposes of this Agreement, “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(k)                                 Upon the terms and subject to the conditions set forth in this Agreement, each of Merger Sub, Parent and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties hereto in doing, all things reasonably necessary, proper or advisable to provide all necessary notices and/or  obtain all necessary waivers, consents, and/or approvals from all third parties (other than Governmental Entities) in connection with the transactions contemplated by this Agreement, in all such cases, at Parent’s sole cost and expense.  Notwithstanding anything to the contrary herein, (a) Parent shall have control over and lead all communications and strategy relating to providing (or not providing) such notices and obtaining (or not obtaining) such waivers, consents, and approvals from any or all such third parties (and Parent shall promptly provide the Company with a copy of all communications (including any notices or other information) delivered to or received from any such third party, (b) in no event will any waiver, consent or approval, or other obligation or restriction, contemplated by this Section 5.7(k) become effective or binding on the Company prior to Closing, and (c) nothing in this Section 5.7(k) shall obligate the Company or any of its Subsidiaries to take any action with respect to any Governmental Entity or make any payment prior to Closing.

Section 5.8.                                 Employment and Employee Benefit Matters.

(a)                                 Without limiting any additional rights that any current or former employee of the Company or any of its Subsidiaries (each, a “Company Employee”) may have under any Company Plan, except as otherwise agreed in writing between Parent and a Company Employee, Parent shall cause the Surviving Corporation and each of its Subsidiaries, for a period commencing at the Effective Time and ending on the first anniversary thereof, to maintain the severance-related provisions of existing Company Plans and to provide 100% of the severance payments and benefits required thereunder to be provided to any Company Employee terminated during that 12-month period.

(b)                                 Without limiting any additional rights that any Company Employee may have under any Company Plan, except as otherwise agreed in writing between Parent and a Company Employee, Parent shall provide or cause the Surviving Corporation and each of its Subsidiaries, for the period commencing at the Effective Time and ending on the first anniversary thereof, to maintain for each Company Employee (i) subject to Section 5.8(a), salary and commissions that are each no less favorable than, (ii) annual bonus or incentive and long-term incentive compensation opportunities which are, in each case, no less than, and (iii) pension, welfare and other benefits (including the costs thereof to Company Plan participants) provided under Company Plans that in the aggregate are no less favorable than, the salary, bonus opportunities and commissions and benefits (including the costs thereof to Company Plan participants) maintained and provided by the Company and its Subsidiaries for and to each such Company Employee immediately prior to the Effective Time and by Parent and its Affiliates to its similarly situated employees.

(c)                                  As of and after the Effective Time, Parent will, or will cause the Surviving Corporation to, give the Company Employees full credit for purposes of eligibility and vesting and benefit accruals (but not for purposes of benefit accruals under any defined benefit pension plans or for purposes of any equity-based awards), under any employee compensation, incentive, and benefit (including vacation) plans, programs, policies and arrangements maintained for the benefit of Company Employees as of and after the Effective Time by Parent, its Subsidiaries or the Surviving Corporation for the Company Employees’ service with the Company, its Subsidiaries and their predecessor entities (each, a “Parent Plan”) to the same extent recognized by the Company immediately prior to the Effective Time.  With respect to each Parent Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA), Parent and its Subsidiaries shall (i) cause there to be waived any pre-existing condition or eligibility limitations and (ii) give effect, in determining any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, Company Employees under similar plans maintained by the Company and its Subsidiaries immediately prior to the Effective Time.

(d)                                 This Section 5.8 shall be binding upon and inure solely to the benefit of each party hereto (and not any current or former officer, employee or service provider of the Company or any of its Subsidiaries), and for the avoidance of doubt, nothing in this Agreement is intended to (i) confer upon any current or former employee or other service provider of the Company or any of its Subsidiaries any right to employment or continued employment or continued service with Parent or any of its Subsidiaries (including, following the Closing Date, the Surviving Corporation (if applicable) or any Subsidiary thereof (if applicable)) or (ii) constitute or create an employment agreement with, or modify the at-will status of any, employee or other service provider.

Section 5.9.                                 Takeover Laws.

If any Takeover Law is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated hereby, each of the Company and Parent and their respective Board of Directors (in the case of the Company Board, acting upon the unanimous recommendation of the Special Committee) or members, as applicable, shall use reasonable best efforts to take all action necessary to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Law on this Agreement, the Merger and the other transactions contemplated hereby.

Section 5.10.                          Notification of Certain Matters.

The Company and Parent shall promptly notify each other of (a) any notice or other communication received by such party from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated hereby, if the subject matter of such communication could be material to the Company, the Surviving Corporation, Parent, Merger Sub, the Merger or the other transactions contemplated hereby, (b) any Action commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Merger or the other transactions contemplated hereby or (c) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would cause or result in any of the conditions to the Merger set forth in Article VI not being satisfied or satisfaction of those conditions being materially delayed in violation of any provision of this Agreement; provided, however, that the delivery of any notice pursuant to this Section 5.10 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available to the party receiving such notice; provided further, that failure to give prompt notice pursuant to clause (c) shall not constitute a failure of a condition to the Merger set forth in Article VI, except to the extent that the underlying fact or circumstance not so notified would standing alone constitute such a failure.

Section 5.11.                          Indemnification, Exculpation and Directors’ and Officers’ Insurance.

(a)                                 Without limiting any additional rights that any employee may have under any agreement or Company Plan as of the Effective Time, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Parent shall, or shall cause the Surviving Corporation to, indemnify and hold harmless, to the fullest extent permitted under applicable Law and the Company Charter and Company Bylaws in effect as of the date hereof, each present (as of the Effective Time) and former officer, director or employee of the Company and its Subsidiaries (the “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to (i) the fact that the Indemnified Party is or was an officer, director, employee, fiduciary or agent of the Company or any of its Subsidiaries as of or prior to the Effective Time or (ii) matters existing or occurring, or services performed by an Indemnified Party at the request of the Company or any of its Subsidiaries, at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including, for the avoidance of doubt, in connection with (x) the transactions contemplated by this Agreement and (y) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party.  In the event of any such Action, (A) each Indemnified Party shall be entitled to advancement of expenses incurred in the defense of any Action from Parent or the Surviving Corporation to the fullest extent permitted under applicable Law and the Company Charter and Company Bylaws as at the date hereof, provided, that any Person to whom expenses are advanced provides an undertaking, if and only to the extent required by the NRS or the Company Charter or Company Bylaws as at the date hereof, to repay such advances if it is ultimately determined that such Person is not entitled to indemnification, (B) neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any proceeding or threatened Action (and in which indemnification could be sought by such Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Action or such Indemnified Party otherwise consents, and (C) the Surviving Corporation shall cooperate in the defense of any such matter.

(b)                                 Except as may be required by applicable Law, Parent and the Company agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the Company Charter or Company Bylaws in effect as of the date hereof or in any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries shall survive the Merger and continue in full force and effect, and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party, including that from and after the Effective Time until the sixth (6th) anniversary thereof, the organizational documents of the Surviving Corporation and its Subsidiaries will contain, and Parent will cause to remain in effect, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of individuals who were, prior to the Effective Time, directors, officers or employees of the Company, a Subsidiary of the Company or any of their predecessor entities, than are presently set forth in the Company Charter, Company By-laws or the organizational documents of any applicable Subsidiary of the Company, which provisions will not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

(c)                                  For a period of six years from the Effective Time, Parent shall either cause to be maintained in effect and fully pay the premium for the non-cancellable, irrevocable extension of, the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries or cause to be provided substitute policies on such basis or purchase or cause the Surviving Corporation to purchase, a “tail policy,” in either case, of at least the same coverage and amounts containing terms and conditions that are at least as favorable to the insureds as the Company’s existing policies with respect to matters existing, arising or occurring on or before the Effective Time; provided, however, that after the Effective Time, Parent shall not be required to pay with respect to such insurance policies in respect of any one policy year annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date hereof in respect of the coverage required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount; provided, further, that if the Surviving Corporation purchases a “tail policy” and the coverage thereunder costs more than 300% of such last annual premium, the Surviving Corporation shall purchase the maximum amount of coverage that can be obtained for a cost not exceeding 300% of such last annual premium.  At the Company’s option, the Company may purchase, prior to the Effective Time, a six-year prepaid “tail policy” on terms and conditions (in both amount and scope) providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters existing, arising or occurring on or before the Effective Time, covering without limitation the transactions contemplated hereby; provided, however, that such prepaid “tail policy” shall not have a one-time premium in excess of 300% of the last annual premium paid by the Company prior to the date hereof in respect of the coverage required to be obtained pursuant hereto.  If such prepaid “tail policy” has been obtained by the Company prior to the Effective Time, Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation.  If such prepaid “tail policy” is cancelled for any reason prior to the sixth anniversary of the Effective Time, Parent shall obtain a replacement policy for the remaining term of at least the same coverage and amounts containing terms and conditions that are at least as favorable to the insureds as the cancelled policy, on the terms set forth in this Section 5.11(c).

(d)                                 Notwithstanding anything herein to the contrary, if any Action (whether arising before, at or after the Effective Time) requiring indemnification under this Section 5.11 is instituted against any Indemnified Party on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 5.11 shall continue in effect until the final disposition of such Action.

(e)                                  The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract, the Company Charter or Company By-laws or otherwise.  The provisions of this Section 5.11 shall survive the consummation of the Merger and, notwithstanding any other provision of this Agreement that may be to the contrary, expressly are intended to benefit, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives.

(f)                                   In the event that the Surviving Corporation or Parent or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation or Parent, as the case may be, shall succeed to or assume all of the obligations set forth in this Section 5.11.

Section 5.12.                          Rule 16b-3.

Prior to the Effective Time, the Company shall, and shall be permitted to, take such appropriate action, to the extent reasonably necessary to cause dispositions of Shares and Company Options pursuant to the transactions contemplated by this Agreement by each Person who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.13.                          Public Announcements.

Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, (i) shall consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement, the Merger and the other transactions contemplated hereby and (ii) shall not issue any such press release or make any public announcement prior to such consultation and review, in each case except as may be permitted pursuant to this Agreement, or as may be required by applicable Law.  Parent and the Company agree that the press release announcing the execution and delivery of this Agreement shall be a joint release of the Sponsor and the Company.

Section 5.14.                          Agreements Concerning Parent and Merger Sub.

(a)                                 During the period from the date of this Agreement through the Effective Time, neither Parent nor Merger Sub will engage in any activity of any nature except for activities related to or in furtherance of the Merger and the other transactions contemplated by this Agreement or take any action that is reasonably likely to prevent or delay the consummation of the Merger or any other transaction contemplated by this Agreement.

(b)                                 Parent hereby guarantees the due, prompt and faithful payment, performance and discharge by Merger Sub and the Surviving Corporation of, and the compliance by Merger Sub and the Surviving Corporation with, all of their respective covenants, agreements, obligations and undertakings under this Agreement in accordance with the terms of this Agreement, and covenants and agrees to take all actions necessary or advisable to cause and ensure such payment, performance and discharge by Merger Sub and the Surviving Corporation hereunder.

(c)                                  Neither Parent nor Merger Sub nor any of their Affiliates will enter into any contract, undertaking, commitment, agreement, obligation or understanding (in each case whether oral or written) with any holder or beneficial owner of any Shares (other than any such holder or owner that is an Affiliate of Parent), or any director, officer or employee of the Company or any of its Subsidiaries (other than any director affiliated with Parent or any of its Affiliates (other than the Company or any of its Subsidiaries) outside his or her capacity as a director of the Company or any of its Subsidiaries), relating in any way to any of the transactions contemplated by this Agreement or the operations of the Company at any time prior to the Company Stockholder Meeting.

Section 5.15.                          Financing.

(a)                                 Parent and Merger Sub acknowledge that, other than the obligations expressly set forth in this Agreement, the Company, its Subsidiaries and their respective Representatives, have no responsibility, directly or indirectly, prior to the Closing for any financing that Parent or Merger Sub may raise or seek to raise in connection with the transactions contemplated by this Agreement.  Subject to the terms and conditions of this Agreement, Parent (i) shall use its reasonable best efforts to arrange and obtain the Debt Financing on the terms and conditions (including the flex provisions) described in the Debt Financing Commitment (taking into account the anticipated timing of the Marketing Period), including using its reasonable best efforts to (x) negotiate definitive agreements on the terms and conditions contained in the Debt Financing Commitment, (y) satisfy, or cause the satisfaction of, on a timely basis all conditions in the Debt Financing Commitment and the definitive agreements for the Debt Financing, and (z) consummate the Debt Financing on or prior to the date on which the Closing is required to occur pursuant to Section 1.2 (including by using its reasonable best efforts to enforce its rights under the Debt Financing Commitment and the definitive agreements for the Debt Financing (including through litigation pursued in good faith) and to cause the Debt Financing Sources to provide the Debt Financing on or prior to the date on which the Closing is required to occur pursuant to Section 1.2), (ii) shall maintain in effect the Equity Financing and take or cause to be taken, and do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Equity Financing on the terms and conditions described in the Equity Financing Commitment and to consummate the Equity Financing on or prior to the date on which the Closing is required to occur pursuant to Section 1.2, and (iii) shall maintain in effect the Rollover Commitment Letter and cause the Rollover Investment, on the terms and conditions described in the Rollover Commitment Letter, to be consummated at the Closing.  In addition, Parent will use its reasonable best efforts to (y) cause its Representatives to cooperate in the preparation of all documents and the making of all filings in connection with the Financing and the other transactions contemplated by the Financing Commitments, and in executing and delivering all documents and instruments related to the Financing Commitments), and (z) comply with its obligations under the Financing Commitments.  Notwithstanding anything in this Section 5.15(a), Section 5.15(b) or anywhere else in this Agreement to the contrary, in no event shall “reasonable best efforts” be deemed or be construed to require Parent or Merger Sub to, and neither Parent nor Merger Sub shall be required to, (1) seek equity financing from any source other than those counterparty to, or in any amount in excess of that contemplated by, the Equity Financing Commitments and the Rollover Commitment Letter, (2) pay any fees in the aggregate in excess of those contemplated by the Debt Financing Commitment (including any contingent fees described therein and any “market flex” provisions contained therein), or (3) agree to conditionality or economic terms of the Financing that are less favorable to Parent and Merger Sub than those contemplated by the Debt Financing Commitment (including any “market flex” provisions contained therein).

(b)                                 In the event any portion of the Financing becomes unavailable on the terms and conditions and from the sources contemplated in the Financing Commitments, Parent will promptly notify the Company and will use its reasonable best efforts (subject to Section 5.15(a) above) to obtain alternative financing in a like amount and on like terms as promptly as practicable (“Alternative Financing”); provided, however, that in no event shall Parent be required to obtain Alternative Financing on terms less favorable to Parent in any material respect than those set forth in the Financing Commitments.  Parent will deliver to the Company true and complete copies of all agreements pursuant to which any such alternative source shall have committed to provide Parent with any portion of the Debt Financing promptly following the execution thereof (it being understood that the same may be redacted for fees, pricing and other economic terms that could not reasonably be expected to adversely affect the amount or availability of the Debt Financing).

(c)                                  Notwithstanding the foregoing, Parent shall have the right from time to time to amend, replace, supplement or otherwise modify, or waive any of its rights under, or add lenders, co-investors, lead arrangers, bookrunners, syndication agents or similar entities that have not executed Financing Commitments as of the date of this Agreement, to the Financing Commitments; provided, however, that any such amendment, replacement, supplement, modification, waiver or addition shall not, without the prior written consent of the Company (i) reduce the aggregate amount of the Financing (together with the Rollover Investment) below the Required Amount, (ii) modify or expand upon any of the conditions precedent to the Financing from those conditions precedent set forth in the Financing Commitments in a manner that would prevent, impede or materially delay the Closing or make funding materially less likely to occur  (including, any agreement, amendment, modification or waiver of the date in the Debt Financing Commitment (or the commitment letter evidencing the Debt Financing Commitment) that would permit or cause the amendment of the Credit Agreement, as contemplated therein, to occur later than September 30, 2016), (iii) be reasonably expected to adversely affect the obligations of the Company with respect to the Financing in any material respect, or to prevent, impede or materially delay the availability of the Financing or otherwise make funding materially less likely to occur, (iv) adversely impact the ability of Parent or Merger Sub to enforce their respective rights under the Financing Commitments, or (v) amend or modify flex provisions (including successful syndication levels).  Notwithstanding the foregoing, Parent shall have the right from time to time to amend, replace, supplement or otherwise modify, or waive any of its rights under, the Rollover Commitment Letter; provided, however, that any such amendment, replacement, supplement, modification, or waiver shall not, without the prior written consent of the Company (i) reduce the aggregate amount of the Rollover Investment (together with the Financing) below the Required Amount, (ii) modify or expand upon any of the conditions precedent to the Rollover Investment from those conditions precedent set forth in the Rollover Commitment Letter in a manner that would prevent, impede or materially delay the Closing or make the Rollover Investment materially less likely to occur, (iii) be reasonably expected to prevent, impede or materially delay the availability of the Rollover Investment or make the Rollover Investment materially less likely to occur, or (iv) adversely impact the ability of Parent or Merger Sub to enforce their respective rights under the Rollover Commitment Letter.  Parent will promptly deliver to Company copies of any such amendment, replacement, supplement, modification, waiver or addition (it being understood that the same may be redacted for fees, pricing and other economic terms that could not reasonably be expected to adversely affect the amount or availability of the Financing or the Rollover Investment).

(d)                                 To the extent Parent obtains Alternative Financing pursuant to paragraph (b) above, or amends, replaces, supplements, modifies or waives any of the Financing Commitments or adds lenders, co-investors, lead arrangers, bookrunners, syndication agents or similar entities pursuant to paragraph (c) above, references to the “Financing,” “Financing Commitments,” “Financing Sources,” “Debt Financing Sources,” and “Rollover Investors” (and other like terms in this Agreement) shall be deemed to refer to such Alternative Financing or the Financing Commitments as so amended, replaced, supplemented, modified, waived or added.

(e)                                  Parent shall keep the Company reasonably informed on a timely basis and in reasonable detail of the status of Parent’s efforts to obtain the Financing and the Rollover Investment (including providing the Company with copies of all definitive financing documents related to the Financing) and to satisfy the conditions thereof, including advising and updating the Company, in a reasonable level of detail, with respect to status and the proposed closing date, and giving the Company prompt notice of any material adverse change with respect to the Financing and the Rollover Investment.  Without limiting the foregoing, Parent shall notify the Company promptly (and in any event within two (2) Business Days) if at any time prior to the Closing Date:

(i)                                     any Financing Commitment or the Rollover Commitment Letter expires or is terminated for any reason (or if any Person attempts or purports to terminate any Financing Commitment or the Rollover Commitment Letter, whether or not such attempted or purported termination is valid);

(ii)                                  Parent obtains knowledge of any material breach or default or any threatened material breach or default (or any event or circumstance that, with or without due notice, lapse of time or both, would reasonably be expected to give rise to any material breach or default) by any party to any Financing Commitment or the Rollover Commitment Letter;

(iii)                               Parent receives any communication (written or oral) from any Person with respect to any (A) actual or threatened material breach, default, termination or repudiation by any party to the Financing Commitments or the Rollover Commitment Letter or (B) material dispute or disagreement between or among any parties to the Financing Commitments or the Rollover Commitment Letter;

(iv)                              any Financing Source or Rollover Investor refuses to provide or expresses to Parent (orally or in writing) an intent to refuse to provide all or any material portion of the Financing or the Rollover Investment contemplated by the Financing Commitments or the Rollover Commitment Letter on the terms set forth therein; or

(v)                                 Parent, for any reason, no longer believes in good faith that it will be able to obtain all or any material portion of the Financing or the Rollover Investment on the terms described in the Financing Commitments and the Rollover Commitment Letter.

As soon as reasonably practicable after the Company delivers to Parent a written request, Parent will provide any information reasonably requested by the Company relating to any circumstance referred to in clauses (i) - (v) of the immediately preceding sentence.  Notwithstanding the foregoing, Parent shall not be under any obligation to disclose any information that is subject to attorney-client or similar privilege if Parent shall have used reasonable best efforts to disclose such information in a way that would not waive such privilege.

(f)                                   Prior to Closing, the Company shall use reasonable best efforts to provide, and to cause its Subsidiaries and Representatives to use their reasonable best efforts to provide, at the sole cost and expense of Parent, to Parent all cooperation reasonably requested by Parent in connection with obtaining the Financing, to the extent not unreasonably interfering with the business or operation of the Company or any of its Subsidiaries or any of its or their properties, including by using its reasonable best efforts to:

(i)                                     make the Company’s senior officers reasonably available to participate in a reasonable number of meetings (including customary one-on-one meetings with the Financing Sources), presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies (and any other reasonable assistance in procuring a public corporate rating and a public corporate family rating in respect of the Company and public ratings in respect of the Debt Financing);

(ii)                                  reasonably cooperate with the Financing Sources’ evaluation of the Company’s and its Subsidiaries’ assets for the purpose of establishing collateral arrangements, including agreeing to pledge, grant security interests in, and otherwise grant liens on, the Company’s and its Subsidiaries’ assets pursuant to such agreements, documents, instruments or certificates as may be reasonably requested, including without limitation agreements, documents or certificates that facilitate the creation, perfection or enforcement of Liens securing the Debt Financing (including original copies of all certificated securities (with transfer powers executed in blank), borrowing base certificates and a solvency certificate of the chief financial officer of the Company in the form contemplated by the Debt Financing Commitment) as are reasonably requested by Parent or its Financing Sources, and executing and delivering any pledge and security documents and otherwise facilitating the pledging of collateral); provided, however, that any obligations contained in any such agreements, documents, instruments or certificates shall be subject to the occurrence of the Closing and shall be effective no earlier than the Closing;

(iii)                               reasonably cooperate with the marketing and due diligence efforts of Parent and the Financing Sources, including reasonably assisting with the preparation of rating agency presentations, offering documents, private placement memoranda, bank information memoranda, lender presentations, projections, prospectuses, pro formas and similar documents and providing such financial and other information to the extent available as may be reasonably requested in connection therewith (including the provision of customary authorization letters for distribution of materials to debt investors) and using commercially reasonable efforts to assist in permitting the syndication efforts to benefit from existing banking relationships;

(iv)                              furnish Parent and the Financing Sources with (A) the audited consolidated balance sheet of the Company and its Subsidiaries as at the end of, and related statements of income and cash flows of the Company and its Subsidiaries for, the fiscal year ending December 31, 2015 (such financial statements, the “2015 Audited Financial Statements”) as promptly as practicable after preparation thereof, (B) the unaudited consolidated balance sheet of the Company and its Subsidiaries as at the end of, and related statements of income and cash flows of the Company and its Subsidiaries for, any fiscal quarter commencing after December

31, 2015 that has ended at least 45 days prior to the Effective Time as promptly as practicable after preparation thereof, and (C) other customary business, financial and other information regarding the Company and its Subsidiaries (including financial statements, pro forma financial information, financial data, audit reports and other information to be used in the preparation of one or more information packages regarding the business, operations, financial condition and prospects of the Company and its Subsidiaries) customary for the arrangement of loans contemplated by the Debt Financing, as reasonably requested by Parent, and supplementing such information to the extent that such information, to the knowledge of the Company, contains any material misstatements of fact or omits to state any material fact necessary to make such information not materially misleading as soon as reasonably practicable after obtaining knowledge thereof;

(v)                                 as reasonably requested by Parent, obtain surveys, title insurance, and consents customary for financings similar to the Financing and assist Parent with obtaining customary legal opinions;

(vi)                              execute and deliver such documents, instruments, certificates or information, as may be reasonably requested in connection with the Debt Financing (including without limitation (A) documents requested by Parent or its Financing Sources relating to the repayment of the existing Indebtedness of the Company and its Subsidiaries and the release of related Liens, including customary payoff letters, notices of redemption and (to the extent required) evidence that notice of such repayment has been timely delivered to the holders of such debt, (B) all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act and requested in writing at least 10 days prior to the Closing), (C) such officer’s certificates as are customary in financings of such type (including without limitation a certificate of the chief financial officer of the Company with respect to solvency matters in the form attached to the Debt Financing Commitment) and as are, in the good faith determination of the Person(s) executing such certificates, accurate;

(vii)                           as reasonably requested by Parent, take all corporate actions reasonably necessary to permit the consummation of the Financing and the Rollover Investment;

(viii)                        as reasonably requested by Parent, assist in the preparation and execution of one or more commitment letters, underwriting or placement agreements, registration statements, credit agreements and indentures.

Notwithstanding the foregoing, neither the Company nor any of its Subsidiaries shall be required to take or permit the taking of any action pursuant to this Section 5.15(f) that would (i) contravene any applicable Law or Contract (it being understood that the foregoing shall not prevent such Person from seeking any consents reasonably requested by Parent), (ii) cause any covenant, representation or warranty in this Agreement to be breached by the Company (unless waived by Parent), (iii) cause any director, officer or employee or stockholder of the Company or any of its Subsidiaries to incur any personal liability (as opposed to liability in their capacity as such roles), (iv) require any Persons who are directors of the Company or any of its Subsidiaries to pass resolutions or consents on behalf of the Company or any of its Subsidiaries to approve or authorize the execution of the Financing (other than directors who will remain directors post-Closing), or (v) unreasonably interfere with the ongoing operations of the Company or its Subsidiaries. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided, that such logos shall be used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect the Company or any of its Subsidiaries.

(g)                                  Notwithstanding anything to the contrary in this Agreement:

(i)                                     no liability or obligation (including any liability or obligation to pay any commitment or other similar fee) of the Company or any of its Subsidiaries under any certificate, document or instrument related to the Financing or the Rollover Investment shall be effective until the Closing and neither the Company nor any of its Subsidiaries shall be required to take any action under any certificate, document or instrument that is not contingent upon consummation of the Closing (including the entry into any agreement that is effective before the Closing) or that would be effective prior to the Closing (other than the provision of the authorization letter referred to above);

(ii)                                  Parent shall, promptly upon request by the Company, reimburse the Company for all costs and expenses (including reasonable attorney’s fees and expenses) incurred by the Company or any of its Subsidiaries in connection with performing its obligations under this Section 5.15;

(iii)                               the Company Board shall not be required to approve any Financing or any arrangement related thereto with an effective time prior to the Effective Time; and

(iv)                              Parent shall indemnify and hold harmless the Company and its Affiliates and its and their Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by any of them in connection with the Financing or the Rollover Investment and any information utilized in connection therewith (other than historical information relating to the Company or its Subsidiaries or other information furnished by or on behalf of the Company or its Subsidiaries), except in the event any such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments or penalties arose out of or resulted from the gross negligence, material breach or willful misconduct of the Company, any of its Subsidiaries or any of their respective Representatives.

(h)                                 Parent and Merger Sub acknowledge and agree that the obtaining of the Financings and the Rollover Investment or any Alternative Financing or any other financing is not a condition to the Closing.

(i)                                     To the extent that the Debt Financing Sources notify Parent, Parent will, as promptly as practicable, notify the Borrower in writing if any Required Bank Information fails to satisfy the requirements of the Debt Financing Commitments to be Required Bank Information together with a written description of any deficiency.  Parent shall promptly provide any Required Bank Information received from the Company to the Debt Financing Sources.

Section 5.16.                          Director Resignations.

The Company shall provide Parent with a correct and complete list of the directors of the Company and each of its Subsidiaries as promptly as practicable after the date of this Agreement.  The Company shall use its reasonable best efforts to obtain and deliver to Parent at the Closing evidence reasonably satisfactory to Parent of the resignation, effective as of the Effective Time, of those directors of the Company or any Subsidiary of the Company designated by Parent to the Company in writing at least three (3) Business Days prior to the Closing.

Section 5.17.                          Transaction Litigation.

In the event that any stockholder litigation (other than litigation involving Parent, Merger Sub, Sponsor, Rollover Investors or any of their Affiliates) related to this Agreement, the Merger or the other transactions contemplated by this Agreement is brought or commenced against the Company and/or the members of the Company Board or Special Committee prior to the Effective Time (“Transaction Litigation”), the Company shall promptly notify Parent and keep Parent reasonably informed with respect to the status thereof (to the extent that the attorney-client privilege between the Company and its counsel is not undermined or otherwise affected thereby).  The Company shall reasonably consult with Parent with respect to the defense or settlement of any Transaction Litigation.  Neither the Company nor any Subsidiary or Representative of the Company shall compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any such Transaction Litigation or consent to the same unless Parent shall have consented in writing (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 5.18.                          Pay-Off Letter.

Following the written request of Parent delivered no later than five (5) Business Days prior to the Effective Time, no later than the first (1st ) Business Day prior to the Effective Time, the Company shall deliver to Parent a fully executed copy of a payoff letter, in customary form, from Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent under that certain Credit Agreement, dated as of July 1, 2016 (the “Credit Agreement”), by and among the Company, certain Affiliates of the Company, the lenders and other agents from time to time party thereto, and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent, which payoff letter shall (i) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or similar obligations related to any Obligations (as defined in the Credit Agreement) as of the anticipated Closing Date (and the daily accrual thereafter) (the “Payoff Amount”), (ii) state that upon receipt of the Payoff Amount, the Credit Agreement and related instruments evidencing the Credit Agreement shall be terminated (other than any provisions that expressly survive termination of the Credit Agreement and repayment of such Obligations) and any stock certificates and other physical collateral shall be returned, and (iii) state that all Liens and all guarantees in connection therewith relating to the assets and properties of the Company or any of its Subsidiaries securing such Obligations shall be, upon the payment of the Payoff Amount on the Closing Date, released and terminated.  The Company shall, and shall cause its Subsidiaries to, use its reasonable best efforts to deliver all notices and take all other actions, including with respect to the backstop or termination of any letters of credit issued under the Credit Agreement and any hedging or swap obligations secured under the Credit Agreement, to facilitate the termination of commitments under the Credit Agreement, the repayment in full of all Obligations then outstanding thereunder (using funds arranged by Parent or Merger Sub) and the release of all Liens and termination of all guarantees in connection therewith on the Closing Date (such termination, repayment and release, the “Credit Facility Termination”); provided, however, that in no event shall this Section 5.18 require the Company or any of its Subsidiaries to cause such Credit Facility Termination unless the Closing shall occur substantially concurrently and the Company or its Subsidiaries have received funds from Parent to pay in full the Payoff Amount.

Section 5.19.                          WARN Act.

At the Closing, the Company shall provide to Parent a correct and complete list, by date and location, of all employees terminated by the Company and its Subsidiaries in the ninety (90) day period immediately preceding the Closing Date.

Section 5.20.                          Further Assurances.

At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 5.21.                          Standstill.

Parent and Merger Sub agree that, during the period from the date hereof until the earlier of the Effective Time and the date of termination of this Agreement pursuant to Article VII (the “Standstill Period”), unless specifically consented to in writing by the Special Committee, neither Parent, Merger Sub nor any of their Affiliates (including Sponsor), nor any other person acting at their direction or on their behalf, shall in any manner directly or indirectly initiate, effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in, any acquisition of any equity securities (or beneficial ownership thereof, and including any derivative, swap or other transaction the purpose of which is to give or provide economic or financial exposure similar to the ownership of any such securities), or voting control of any equity securities, any of the Company or any of its Subsidiaries.

Section 5.22.                          Credit Agreement Amendment.

Following the written request of Parent, the Company shall use its reasonable best efforts to assist Parent in obtaining an amendment to the Credit Agreement, which amendment will only be effective from and after Closing, to increase the outstanding amount under the Credit Agreement and/or permit additional Indebtedness, and to permit the consummation of the Merger and the payment of the amounts payable hereunder and such other modifications as Parent may request, in form and substance satisfactory to Parent in Parent’s sole and absolute discretion (the “Credit Agreement Amendment”), as promptly as practicable.  Any fees and expenses of the agent and/or lenders payable under the Credit Agreement Amendment, and any reasonable and documented out-of-pocket costs, fees and expenses of the Company in assisting Parent as provided in this Section 5.22, shall be paid by Parent, Merger Sub or (after the Closing) the Surviving Corporation.

ARTICLE VI
CONDITIONS PRECEDENT

Section 6.1.                                 Conditions to Each Party’s Obligation to Effect the Merger.

The obligation of each party to effect the Merger is subject to the satisfaction or waiver (to the extent legally permitted) at or prior to the Effective Time of the following conditions:

(a)                                 Stockholder Approval.  The Company Stockholder Approval shall have been obtained.

(b)                                 No Injunctions or Legal Restraints; Illegality.  No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction that restrains, enjoins or prohibits consummation of the Merger shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any case, prohibits or makes illegal the consummation of the Merger.

(c)                                  HSR Act; Antitrust.  Any applicable waiting period (and any extension thereof) under the HSR Act relating to the Merger shall have expired or been terminated.

(d)                                 Gaming Approvals.  All Gaming Approvals shall have been duly obtained and shall be in full force and effect.

Section 6.2.                                 Conditions to the Obligations of the Company.

The obligation of the Company to effect the Merger is also subject to the satisfaction, or waiver (to the extent legally permitted) by the Company, at or prior to the Effective Time of the following conditions:

(a)                                 Representations and Warranties.  The representations and warranties of Parent and Merger Sub set forth in this Agreement, without giving effect to any materiality or “Parent Material Adverse Effect” qualifications therein, shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties relate to an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where such failures to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)                                 Performance of Obligations of Parent and Merger Sub.  Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time.

(c)                                  Officers’ Certificate.  The Company shall have received a certificate signed by an executive officer of Parent certifying as to the matters set forth in Sections 6.2(a) and 6.2(b).

Section 6.3.                                 Conditions to the Obligations of Parent and Merger Sub.

The obligation of Parent and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver (to the extent legally permitted) by Parent, at or prior to the Effective Time of the following conditions:

(a)                                 Representations and Warranties.  The representations and warranties of the Company (i) set forth in Sections 3.1, 3.2, 3.3(a), 3.18 and 3.20 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties relate to an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); provided, however, that any inaccuracy in Section 3.2 that results in additional costs (including the aggregate Merger consideration) in excess of $1,000,000 shall be deemed to be material, and (ii) set forth in this Agreement other than those Sections specifically identified in clause (i) of this Section 6.3(a), without giving effect to any materiality or “Company Material Adverse Effect” qualifications therein, shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties relate to an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where such failures to be true and correct would not have a Company Material Adverse Effect.

(b)                                 Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c)                                  No Material Adverse Effect.  Since January 1, 2016, there shall not have occurred and be continuing any event, change, effect or development that has had a Company Material Adverse Effect.

(d)                                 Officers’ Certificate.  Parent shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in Sections 6.3(a), 6.3(b) and 6.3(c).

Section 6.4.                                 Frustration of Closing Conditions.

None of Parent, Merger Sub or the Company may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s breach of this Agreement.

ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER

Section 7.1.                                 Termination.

This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Company Stockholder Approval has been obtained (with any termination by Parent also being an effective termination by Merger Sub):

(a)                                 by mutual written consent of Parent and the Company;

(b)                                 by either Parent or the Company:

(i)                                     if the Merger shall not have been consummated on or before April 22, 2017 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party if any action of such party or failure of such party to perform or comply with the covenants and agreements of such party set forth in this Agreement shall have been the cause of, or resulted in, the failure of the Merger to be consummated by the Termination Date and such action or failure to perform or comply constitutes a breach of this Agreement; provided further, that notwithstanding anything herein to the contrary, if the Marketing Period will be completed by the Termination Date, but it has not been completed prior to the third (3rd) Business Day before the Termination Date, then the Termination Date will automatically be extended by four (4) Business Days;

(ii)                                  if any court of competent jurisdiction or other Governmental Entity shall have issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall have complied with its obligations in Section 5.7; or

(iii)                               if the Company Stockholder Approval shall not have been obtained at the Company Stockholder Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken;

(c)                                  by the Company:

(i)                                     if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 6.1 or 6.2 and (B) cannot be cured by the Termination Date or, if curable, is not cured prior to the earlier of (1) 30 days following receipt by Parent of written notice of such breach or failure and (2) the Termination Date; provided, however, that a failure by Parent to procure applicable signatures from its Affiliates and file the Schedule 13E-3 by the date specified in Section 5.5(a) (assuming that the Company is prepared to file the Proxy Statement) shall be deemed such a breach or failure if (i) Parent shall have failed to procure the applicable signatures from its Affiliates required by Schedule 13E-3, or (ii) only to the extent that such failure to file the Schedule 13E-3 was primarily due to an act, failure to act, or omission by Parent (without regard to any other Person), and only subject to a cure period of ten (10) days following receipt by Parent of written notice of such breach or failure by the Company; provided further, that the Company’s right to terminate this Agreement under this Section 7.1(c)(i) shall expire on the fifteenth (15th) day following (x) if such breach cannot be cured, the date on which the Company notifies Parent in writing of such breach or Parent notifies the Company in writing of such breach, (in each case, such notification specifying the Section(s) of this Agreement to which such breach relates and that the fifteen (15) day sunset provided in this Section 7.1(c)(i) will commence on the day following such notification) or (y) if such breach is curable, the expiration of the 30-day cure period; provided, further, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if it is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement;

(ii)                                  at any time prior to the receipt of the Company Stockholder Approval, if (A) the Company Board has, after complying with Section 5.4, authorized the Company to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, (B) concurrently with or immediately following termination of this Agreement, the Company enters into an Alternative Acquisition Agreement with respect to such Superior Proposal and (C) prior to or concurrently with such termination, the Company pays to Parent or Parent’s designee(s) the Company Termination Fee in accordance with Section 7.3; or

(iii)                               if (A) all of the conditions set forth in Sections 6.1 and 6.3 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions or unless the failure to be so satisfied is due to any material breach or inaccuracy of any representation or warranty contained in this Agreement on the part of Parent or Merger Sub or the failure of Parent or Merger Sub to perform or comply with any of its respective material covenants or agreements contained in this Agreement) have been satisfied or, to the extent permitted by applicable Law, waived in accordance with this Agreement, (B) the Company has indicated in writing to Parent and Merger Sub that the certificate to be delivered by the Company at Closing pursuant to Section 6.3(d) will be so delivered and that the Company is ready, willing and able to consummate the Closing and (C) Parent and Merger Sub shall have failed to consummate the Closing on the day that is three (3) Business Days following the day Closing is required to occur under Section 1.2;

(d)                                 by Parent:

(i)                                     if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 6.1 or 6.3 and (B) cannot be cured by the Termination Date or, if curable, is not cured prior to the earlier of (1) 30 days following receipt by the Company of written notice of such breach or failure and (2) the Termination Date; provided, however, that a failure by the Company to file the Proxy Statement by the date specified in Section 5.5(a) (assuming that Parent is prepared to file the Schedule 13E-3) shall be deemed such a breach or failure only to the extent that such failure to file the Proxy was primarily due to an act, failure to act or omission by the Company (without regard to any other Person), and only subject to a cure period of ten (10) days following receipt by the Company of written notice of such breach or failure by Parent; provided, further, however, that (x) Parent’s right to terminate this Agreement under this Section 7.1(d)(i) shall expire on the fifteenth (15th) day following (x) if such breach cannot be cured, the date on which Parent notifies the Company in writing of such breach or the Company notifies Parent in writing of such breach, (in each case, such notification specifying the Section(s) of this Agreement to which such breach relates and that the fifteen (15) day sunset provided in this Section 7.1(d)(i) will commence on the day following such notification) or (y) if such breach is curable, the expiration of the 30-day cure period and (y) Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement; or

(ii)                                  if (A) the Company Board or the Special Committee shall have effected a Change of Recommendation, (B) the Company shall have committed a breach in any material respect of any of its obligations under Section 5.4(b), (C) the Company shall have failed to include in the Proxy Statement, or shall have amended the Proxy Statement to exclude, the Company Board Recommendation or (D) the Company shall have approved or entered into an Alternative Acquisition Agreement.

The party desiring to terminate this Agreement pursuant to this Section 7.1 (other than pursuant to Section 7.1(a)) shall give written notice of such termination to the other party specifying the provision or provisions hereof pursuant to which such termination is being effected.

Section 7.2.                                 Effect of Termination.

In the event of the termination of this Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub, the Company or any of their respective Affiliates or Representatives, except that the Confidentiality Agreement (to the extent set forth therein), the Limited Guarantee (to the extent set forth therein), and the provisions of the last sentence of Section 5.6(a), Section 5.6(b), Section 5.13, Section 5.15(g)(ii), Section 5.15(g)(iv), the last sentence of Section 5.22, this Section 7.2, Section 7.3 and Article VIII shall survive the termination hereof.

Section 7.3.                                 Fees and Expenses.

(a)                                 Except as otherwise provided in this Section 7.3, the last sentence of Section 5.6(a), the last sentence of Section 5.7(b), the last sentence of Section 5.7(c), the first sentence of Section 5.7(k), Section 5.15(f), Section 5.15(g)(ii), Section 5.15(g)(iv), and the last sentence of Section 5.22, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, including the expenses incurred in connection with the filing, printing and mailing of the Proxy Statement and the Schedule 13E-3 (including applicable SEC filing fees) and the solicitation of the Company Stockholder Approval, which shall be borne solely by the Company.

(b)                                 In the event that:

(i)                                     this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(b)(i) or Section 7.1(b)(iii) and (A) in the case of termination pursuant to Section 7.1(b)(iii) only, at the time of the Company Stockholder Meeting, neither Parent nor Merger Sub is in material breach of any of its representations, warranties or covenants in this Agreement, (B) in the case of termination pursuant to Section 7.1(b)(i) only, (1) at the time of such termination, Parent has not been notified by any Gaming Authority that such Gaming Authority will not grant any Gaming Approval required under Section 6.1(d), and (2) at the time of termination, neither Parent nor Merger Sub is in material breach of any of its representations, warranties or covenants in this Agreement, (C) at any time after the date of this Agreement and prior to the date of such termination (or of the Company Stockholder Meeting in the case of termination pursuant to Section 7.1(b)(iii)), a bona fide Acquisition Proposal shall have been communicated to the senior management of the Company or the Company Board or shall have been publicly announced or publicly made known to the stockholders of the Company, and not withdrawn prior to such date, and (D) within twelve (12) months after such termination, the Company shall have entered into a definitive agreement with respect to, or shall have consummated, a bona fide Acquisition Proposal (which, for the avoidance of doubt, need not be the same Acquisition Proposal as set forth in subclause (C) above); provided, however, that for purposes of this Section 7.3(b)(i), the references to “20% or more” in the definition of Acquisition Proposal shall be deemed to be references to “more than 50%”);

(ii)                                  this Agreement is terminated by the Company pursuant to Section 7.1(c)(ii); or

(iii)                               this Agreement is terminated by Parent pursuant to Section 7.1(d)(i) or Section 7.1(d)(ii);

then, in any such case, the Company shall pay Parent or its designee(s) the Company Termination Fee, it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.  “Company Termination Fee” means an amount in cash equal to $12,425,750.

Payment of the Company Termination Fee, if applicable, shall be made by wire transfer of same day funds to the account or accounts designated by Parent, (x) in the case of clause (i) above, on the same day as the earlier to occur of the execution of a definitive agreement or Alternative Acquisition Agreement with respect to, or consummation of, any transaction contemplated by an Acquisition Proposal, as applicable, (y) in the case of clause (ii) above, immediately prior to or substantially concurrently with such termination and (z) in the case of clause (iii) above, promptly, but in no event later than three (3) Business Days after the date of such termination.  Subject to and without limitation of Section 8.10 or the obligations of the Company under the Confidentiality Agreement, in the event that this Agreement is terminated and the Company Termination Fee is payable under this Section 7.3(b), Parent’s receipt of the Company Termination Fee pursuant to this Section 7.3(b) (and any amounts payable under Section 7.3(d)) shall be (i) deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, its Subsidiaries, Sponsor, the Rollover Investors and each of their respective former, current and future Representatives, stockholders, Affiliates and assignees and each former, current or future Representative, stockholder, Affiliate or assignee of any of the foregoing (collectively, the “Parent Parties”) in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for the termination giving rise to the payment of such Company Termination Fee, and (ii) the sole and exclusive remedy of Parent and Merger Sub against the Company, its Subsidiaries and each of their respective former, current and future Representatives, stockholders, general and limited partners, managers, members, Affiliates and assignees and each former, current or future Representative, stockholder, general or limited partner, manager, member, Affiliate or assignee of any of the foregoing (collectively, the

“Company Related Parties”) for any loss or damage suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder, and no Company Related Party shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby.  For the avoidance of doubt, subject to and without limitation of Section 8.10 or the obligations of the Company under the Confidentiality Agreement, the amount of the Company Termination Fee is intended to serve as a cap on the maximum aggregate liability of Company and any Company Related Party under this Agreement in the circumstances provided hereunder.

(c)                                  In the event that this Agreement is terminated:

(i)                                     by the Company or Parent pursuant to Section 7.1(b)(i) or Section 7.1(b)(ii) and, at the time of such termination, (x) all of the conditions to Closing set forth in Section 6.1 (other than Section 6.1(b) or Section 6.1(d)) and Section 6.3 (in each case, other than such conditions that by their nature are to be satisfied at the Closing) have been satisfied or waived, and (y) the condition set forth in Section 6.1(b) has not been satisfied or waived in connection with a Law or injunction, order, or decree issued pursuant to or otherwise relating to Gaming Laws or the condition in Section 6.1(d) has not been satisfied or waived, in each case except where such failure to be satisfied was primarily caused by the actions or inactions by the Company or any of its Subsidiaries in breach of this Agreement; or

(ii)                                  by the Company pursuant to Section 7.1(c)(i) or Section 7.1(c)(iii) (in each case in this clause (ii), other than in circumstances where the Reverse Termination Fee is payable in clause (i) above), then Parent shall pay the Company an amount in cash equal to $7,100,428 (in the case of clause (i) above, for the sole benefit of the Company’s stockholders that are not controlled Affiliates of Z Capital Partners, L.L.C.) or $17,751,070 (in the case of clause (ii) above) (in either case, the “Reverse Termination Fee”), it being understood that in no event shall Parent or Merger Sub be required to pay the Reverse Termination Fee on more than one occasion.

Payment of the Reverse Termination Fee, if applicable, shall be made by wire transfer of same day funds to the account or accounts designated by the Company promptly, but in no event later than three (3) Business Days after the date of such termination.  Subject to and without limitation of Section 8.10 or the obligations of Z Capital Partners L.L.C. under the Confidentiality Agreement, in the event that this Agreement is terminated and a Reverse Termination Fee is payable under this Section 7.3(c), the Company’s receipt of the Reverse Termination Fee pursuant to this Section 7.3(c) (and any amounts payable under Section 7.3(d)) shall be (i) deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company, its Subsidiaries and each of their respective former, current and future Representatives, stockholders, Affiliates and assignees and each former, current or future Representative, stockholder, Affiliate or assignee of any of the foregoing (collectively, the “Company Parties”) in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for the termination giving rise to the payment of such Reverse Termination Fee, and (ii) the sole and exclusive remedy of the Company against Parent, Merger Sub, Sponsor, the Financing Sources, the Rollover Investors and each of their respective former, current and future

Representatives, stockholders, general and limited partners, managers, members, Affiliates and assignees and each former, current or future Representative, stockholder, general or limited partner, manager, member, Affiliate or assignee of any of the foregoing (collectively, the “Parent Related Parties”) for any loss or damage suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder or under the Debt Financing Commitment, and no Parent Related Party shall have any further liability or obligation relating to or arising out of this Agreement, the Debt Financing or the Debt Financing Commitment or the transactions contemplated hereby or thereby; provided, however, that in the event that this Agreement is terminated and a Reverse Termination Fee is payable under this Section 7.3(c), this Section 7.3(c) shall not limit the ability of the Company to recover reimbursements, payments or indemnification under Sections 5.15(g)(ii) and (iv), and the last sentence of Section 5.22.  For the avoidance of doubt, subject to and without limitation of Section 8.10 or the obligations of Z Capital Partners L.L.C. under the Confidentiality Agreement, the amount of the Reverse Termination Fee (together with any amounts payable under Section 7.3(d)) is intended to serve as a cap on the maximum aggregate liability of Parent, Merger Sub and any Parent Related Party under this Agreement in the event Parent and Merger Sub fail to effect the Closing in accordance with Section 1.2 or otherwise breach this Agreement or fail to perform hereunder; provided, however, that the Reverse Termination Fee shall not serve as a cap on any reimbursements, payments or indemnification owed by Parent to any Company Parties under Sections 5.15(g)(ii) and (iv) and the last sentence of Section 5.22, nor shall any such indemnification amounts reduce the amount of the Reverse Termination Fee, or the right of the Company to exercise its rights and remedies under Section 7.2.

(d)                                 The parties acknowledge that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements Parent and Merger Sub would not enter into this Agreement; accordingly, (i) if the Company fails promptly to pay any amounts due pursuant to this Section 7.3, and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the amounts set forth in this Section 7.3, the Company shall pay to Parent its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts due pursuant to this Section 7.3 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made and (ii) if Parent fails promptly to pay any amounts due pursuant to this Section 7.3, and, in order to obtain such payment, the Company commences a suit that results in a judgment against Parent for the amounts set forth in this Section 7.3, Parent shall pay to the Company its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts due pursuant to this Section 7.3 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

(e)                                  Notwithstanding anything to the contrary set forth in this Agreement, (i) in the event Parent and Merger Sub fail to effect the Closing or otherwise breach this Agreement or fail to perform hereunder, then, except as and only to the extent expressly permitted by Section 8.10 and for the Company’s rights to enforce the Equity Commitment Letter, the Rollover Agreement and the Sponsor Voting Agreement, the Company’s sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against Parent, Merger Sub, Sponsor, the Financing Sources, the Rollover Investors or any other Parent Related Party in respect of this Agreement, the Sponsor Voting Agreement, the Limited Guarantee, the Financing Commitments and the Rollover Commitment Letter, and the transactions contemplated hereby and thereby shall be to terminate this Agreement in accordance with (and subject to the conditions of) Article VII and collect, if due, the Reverse Termination Fee, and upon payment of such Reverse Termination Fee in accordance with Section 7.3(c) (and any amounts payable under Section 7.3(d)), none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement, any Contract executed in connection herewith (including the Sponsor Voting Agreement, the Limited Guarantee, the Financing Commitments and the Rollover Commitment Letter) or any of the transactions contemplated hereby or thereby, provided that, for the avoidance of doubt, notwithstanding any of the foregoing, Z Capital Partners L.L.C. shall also be obligated with respect to the Confidentiality Agreement and Parent shall also be obligated with respect to the expense reimbursement, payment and indemnification obligations pursuant to Sections 5.15(g)(ii) and (iv) and the last sentence of Section 5.22, and the Sponsor shall also be obligated pursuant to the terms and conditions of the Limited Guarantee, or (ii) in the event the Company fails to effect the Closing or otherwise breach this Agreement or fail to perform hereunder, then, except as and only to the extent expressly permitted by Section 8.10 and for Parent’s and Merger Sub’s rights to enforce the voting agreement dated as of the date hereof with certain other stockholders of the Company, Parent and Merger Sub’s sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against the Company Related Parties in respect of this Agreement, any Contract executed in connection herewith and the transactions contemplated hereby and thereby shall be to terminate this Agreement in accordance with (and subject to the conditions of) Article VII and collect, if due, the Company Termination Fee, and upon payment of such Company Termination Fee in accordance with Section 7.3(b) (and any amounts payable under Section 7.3(d)), none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement, any Contract executed in connection herewith or any of the transactions contemplated hereby or thereby.

(f)                                   Notwithstanding anything to the contrary set forth in this Agreement, the Company (on behalf of itself and any of its Affiliates, directors, officers, employees, agents, representatives and other Company Parties) hereby waives any rights or claims against any Debt Financing Source in connection with this Agreement, the Debt Financing Commitment, the Debt Financing, the definitive debt financing agreements or in respect of any other document or any of the transactions contemplated hereby or thereby or under any theory of law or equity (whether in tort, contract or otherwise) or in respect of any oral or written representations made or alleged to be made in connection herewith or therewith and the Company (on behalf of itself and any of its Affiliates, directors, officers, employees, agents, representatives and other Company Parties) agrees not to commence any action or proceeding against any Debt Financing Source in connection with this Agreement, the Debt Financing Commitment, the Debt Financing, the definitive debt financing agreements or in respect of any other document or any of the transactions contemplated hereby or thereby or under any theory of law or equity and agrees to cause any such action or proceeding asserted by the Company (on behalf of itself and any of its Affiliates, directors, officers, employees, agents, representatives and other Company Parties) in connection with  this Agreement, the Debt Financing Commitment, the Debt Financing, the definitive debt financing agreements or in respect of any other document or any of the transactions contemplated hereby or thereby or under any theory of law or equity against any Debt Financing Source to be dismissed or otherwise terminated.  In furtherance and not in limitation of the foregoing waiver, it is acknowledged and agreed that no Debt Financing Source shall have any liability for any claims or damages (including consequential, special, exemplary, punitive or indirect damages) to the Company in connection with this Agreement, the Debt Financing Commitment, the Debt Financing, the definitive debt financing agreements or the transactions contemplated hereby or thereby.  The provisions of this Section 7.3(f) shall inure to the benefit of, and be enforceable by, each Debt Financing Source, its affiliates and their respective successors and permitted assigns, each of which is hereby intended to be an express third party beneficiary of this Section 7.3(f).

Section 7.4.                                 Amendment or Supplement.

This Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective Boards of Directors (in the case of the Company, acting upon recommendation of the Special Committee) or in the case of Parent, its managing member, as applicable, at any time prior to the Effective Time, whether before or after the Company Stockholder Approval has been obtained; provided, however, that after the Company Stockholder Approval has been obtained, no amendment may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption.  This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.  Notwithstanding anything in this Agreement to the contrary, Sections 7.2, 7.3(c), 7.3(e), 7.3(f), 7.4, 8.6, 8.7, 8.8, 8.9, 8.10(c), 8.11, 8.12 and the definitions of “Company Material Adverse Effect” and “Debt Financing Sources” may not be amended, modified or supplemented in any manner without the prior written consent of the Debt Financing Sources.

Section 7.5.                                 Extension of Time; Waiver.

At any time prior to the Effective Time, the parties may, by action taken or authorized by their respective Boards of Directors (in the case of the Company, acting upon recommendation of the Special Committee) or in the case of Parent, its managing member, as applicable, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein; provided, however, that after the Company Stockholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption.  Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party.  No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power.

ARTICLE VIII
GENERAL PROVISIONS

Section 8.1.                                 Nonsurvival of Representations and Warranties.

None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time.

Section 8.2.                                 Notices.

All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile or electronic mail, upon written confirmation of receipt by facsimile or electronic mail, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid.  All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i)                                     if to Parent, Merger Sub or the Surviving Corporation, to:

c/o Z Capital Partners, L.L.C.

Two Conway Park

150 Field Dr., Suite 300

Lake Forest, IL 60045

Attention:   James J. Zenni, Jr., Martin Auerbach and Andrei Scrivens

Facsimile:   (847) 235-8100

E-mail:   jzenni@zcap.net, mauerbach@zcap.net and ascrivens@zcap.net with a copy (which shall not constitute notice) to:

Sidley Austin LLP

1999 Avenue of the Stars, 17th Floor

Los Angeles, CA 90067

Attention:   Vijay Sekhon, Esq.

Facsimile:   (310) 595-9501

E-mail:   vsekhon@sidley.com

(ii)                                  if to the Company, to:

Affinity Gaming

3755 Breakthrough Way, Suite 300

Las Vegas, NV 89135

Attention:  General Counsel

Facsimile:  702-341-2581

E-mail:  mrubinstein@affinitygaming.com

with a copy (which shall not constitute notice) to:

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105

Attention:                                         Brandon C. Parris, Esq.

Michael G. O’Bryan, Esq.

Jeffrey Washenko, Esq.

Facsimile:                                         (415) 276-7270

E-mail:                                                        bparris@mofo.com

mobryan@mofo.com

jwashenko@mofo.com

Section 8.3.                                 Certain Definitions.

For purposes of this Agreement:

(a)                                 “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person;

(b)                                 “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized or required by applicable Law to be closed;

(c)                                  “Company Material Adverse Effect” means any fact, circumstance, event, change, occurrence or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, financial condition, properties, liabilities, assets, or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) the ability of the Company to timely perform its obligations under this Agreement or consummate the transactions contemplated hereby; provided, however, that none of the following shall constitute or be taken into account in determining whether a Company Material Adverse Effect has occurred or would occur under clause (i) above: (1) changes in global, national or regional general economic, financial market, business or geopolitical conditions, (2) general changes or developments in any of the industries or markets in which the Company or its Subsidiaries operate, (3) changes in any applicable Laws or applicable accounting regulations or principles or interpretations thereof or the repeal, enforcement or interpretation of any thereof, (4) any change in the price or trading volume of the Company’s stock or in the credit ratings of the Company or any of its Subsidiaries, in and of itself (provided, however, that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect), (5) any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect), (6) any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect), (7) any outbreak or escalation of hostilities or war, sabotage, military actions or any act of terrorism, (8) the announcement of this Agreement and the transactions contemplated hereby, (9) any action taken by the Company, or which the Company causes to be taken by any of its Subsidiaries, in each case which is required by this Agreement, (10) any actions taken (or omitted to be taken) at the request of Parent, (11) the execution and delivery of this Agreement, the performance by any Party of its obligations hereunder or the public announcement or pendency of this Agreement or the Merger or any other transaction contemplated by this Agreement, including the identity of Parent and its Affiliates and the impact of any thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with its employees or with any other third party, (12) any Transaction Litigation or other civil, criminal or administrative action, suit, claim, hearing, arbitration, investigation or other proceeding threatened, made or brought by any of the current or former stockholders of the Company (on their own behalf or on behalf of the Company) against the Company, any of its executive officers or other employees or any member of the Company Board arising out of the Merger or any other transaction contemplated by this Agreement, (13) any change resulting from or arising out of a hurricane, earthquake, flood or other natural disaster, or (14) any change resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Merger Sub, Sponsor or any of their respective Affiliates or the availability or cost of equity, debt or other financing to Parent or Merger Sub; provided, that the facts, circumstances, events, changes, occurrences or effects set forth in clauses (1), (2), (3), (7) and/or (13) above shall be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent (but only to such extent) such facts, circumstances, events, changes, occurrences or effects have a disproportionate adverse impact on the Company and its Subsidiaries, taken as a whole, relative to the other participants in the industries or markets in which the Company or its Subsidiaries operate;

(d)                                 “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

(e)                                  “Debt Financing Sources” means each lender, agent and arranger (solely in such capacity), but excluding any lender, agent or arranger who is Parent, Merger Sub, Sponsor or any of their respective Affiliates, that has committed to provide the Debt Financing Commitment and/or enter into agreements in connection therewith, including (without limitation) any commitment letters, engagement letters, joinders thereto, credit agreements, loan agreements or indentures relating thereto, together with each former, current and future affiliate thereof and each former, current and future officer, director, employee, partner, controlling person, advisor, attorney, agent and representative of each such lender, other Person or affiliate or the heirs, executors, successors and assigns of any of the foregoing.

(f)                                   “Gaming Approvals” means all licenses, permits, approvals, authorizations, registrations, findings of suitability, franchises, entitlements, waivers and exemptions issued by any Gaming Authority or under Gaming Laws necessary for or relating to conduct of gaming and related activities or the manufacture, distribution, service or sale of alcoholic beverages ownership or the operation, management and development of any gaming operations, and, in the case of Section 6.1(d), including the ownership, operation, management and development of the Company’s business and the financing thereof;

(g)                                  “Gaming Authorities” means any Governmental Entities with regulatory control and authority or jurisdiction over casino or other gaming activities and operations, or the manufacture, distribution, service or sale of alcoholic beverages, including the Colorado Limited Gaming Commission, the Colorado Division of Gaming, the Clark County, Nevada Liquor and Gaming Board, the Iowa Racing and Gaming Commission, the Iowa Division of Gaming Enforcement, the Missouri Gaming Commission, the Nevada State Gaming Control Board, the Nevada Gaming Commission, and the Sparks, Nevada Liquor and Gaming Board;

(h)                                 “Gaming Law” means any foreign, federal, tribal, state, county or local statute, law, ordinance, rule, regulation, permit, consent, approval, finding of suitability, license, judgment, order, decree, injunction or other authorization governing or relating to gaming and related activities and operations or the manufacture, distribution, service or sale of alcoholic beverages, including the rules and regulations of the Gaming Authorities;

(i)                                     “Indebtedness” means (i) indebtedness for borrowed money, whether secured or unsecured (including all obligations in respect of principal, accrued interest, penalties, fees and premiums), (ii) all obligations evidenced by notes, bonds, debentures or similar Contracts (including all obligations in respect of principal, accrued interest, penalties, fees and premiums), (iii) all obligations in respect of any conditional sale or other title retention agreement with respect to property acquired or the deferred purchase price of goods or services to the extent such obligations exceed the unpaid balance of the purchase price therefor (it being agreed that vendor financing in connection with the purchase of goods or services which does not exceed the unpaid balance of the purchase price of such goods or services shall not constitute Indebtedness), (iv) obligations evidenced by letters of credit, bankers’ acceptances or similar facilities, (v) all obligations for contracts or agreements relating to interest rate or currency rate protection, swap agreements, collar agreements and similar hedging agreements or (vi) any guarantee or any such Indebtedness of any other Person;

(j)                                    “knowledge” of the Company means the actual knowledge after reasonable inquiry of the individuals listed in Section 8.3(i) of the Company Disclosure Letter;

(k)                                 “Lien” shall mean, with respect to any asset, any mortgage, deed of trust, lien, pledge, charge, security interest, title retention device, collateral assignment, adverse claim, exclusive intellectual property license, option to obtain an exclusive intellectual property license, right of first offer, right of first refusal, restriction or other encumbrance of any kind in respect of such asset (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset); it being understood, for purposes of clarification only, that neither restrictions on transferability imposed by foreign, federal or state securities Laws nor the grant of a non-exclusive license to intellectual property rights in the ordinary course of business shall constitute a Lien.

(l)                                     “Marketing Period” means the period of fifteen (15) consecutive Business Days (ending no later than the Business Day prior to the date Closing occurs), commencing upon (x) the earliest of (i) the first Business Day following September 30, 2016 (or, if Merger Sub and the Debt Financing Sources have mutually agreed to extend such date pursuant to the commitment letter evidencing the Debt Financing Commitment, then the first Business Day following such later date as was so agreed), (ii) the date a “Successful Amendment” (as defined in the commitment letter evidencing the Debt Financing Commitment) has been achieved (or has been determined not to have been achieved) in accordance with the terms of the commitment letter evidencing the Debt Financing Commitment and (iii) such earlier date as is mutually agreed among the parties to the commitment letter evidencing the Debt Financing Commitment or, (y) if later than any date specified in the immediately preceding clause (x), the date upon which the Debt Financing Sources have received the Required Bank Information (as defined in the commitment letter evidencing the Debt Financing Commitment); provided that (a) if the Marketing Period has not been completed on or prior to December 16, 2016, the Marketing Period shall commence no earlier than January 3, 2017, and (b) November 25-26, 2016 shall be excluded from the determination of such 15 consecutive Business Day period.

(m)                             “Per Share Merger Consideration” means $17.35;

(n)                                 “Permitted Liens” means (i) statutory liens for current Taxes not yet due or delinquent (or which may be paid without interest or penalties) or the validity or amount of which is being contested in good faith by appropriate proceedings (and for which adequate reserves have been established in accordance with GAAP), (ii) landlords’, warehousemen’s, mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the ordinary course of business, that are inchoate or not overdue for a period of more than 60 days or that are being contested in good faith  that do not materially impair the value or the present or the Company’s currently intended use and operation of the assets to which they relate, (iii) pledges, deposits or other liens securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation), (iv) zoning, entitlement, conservation restriction and other land use and environmental regulations promulgated by Governmental Entities, (iv) exceptions, reservations, conditions and restrictions, easements, imperfections of title, charges, rights-of-way and other Liens and matters affecting title that do not materially interfere with the present use of the assets of the Company and its Subsidiaries, taken as a whole, (v) the terms and conditions of each Lease of Leased Real Property and each Third Party Lease, and the interests of the lessors and sublessors in any Leased Real Property and all Liens thereon, (vi) any Lien in respect of the Credit Agreement and other Liens securing Indebtedness or liabilities that are reflected in the financial statements contained in the Company’s SEC Documents, (vii) all matters disclosed in all surveys, zoning reports and title reports and policies made available to Parent prior to the date of this Agreement, and (viii) Liens set forth on Section 3.5(h) of the Company Disclosure Letter;

(o)                                 “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity;

(p)                                 “Representatives” means, with respect to any Person, such Person’s directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives, provided, however, that, with respect to the Company, the directors appointed by Sponsor or any of its Affiliates will not be considered a “Representative” of the Company for purposes of this Agreement;

(q)                                 “Specified Filing Date” means the date set forth on Schedule 5.5(a).

(r)                                    “Subsidiary” means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect more than 50% of the board of directors or other governing body are owned, directly or indirectly, by such first Person; and

(s)                                   “Survey” means a current, correct and complete ALTA land title survey regarding an Owned Real Property or a Leased Real Property;

(t)                                    “Zoning Report” means a current, correct and complete zoning report regarding an Owned Real Property or a Leased Real Property.

Section 8.4.                                 Interpretation.

When a reference is made in this Agreement to a Section, Article or Exhibit such reference shall be to a Section, Article or Exhibit of this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement or in any Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  All words used in this Agreement will be construed to be of such gender or number as the circumstances require.  Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement.  All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein.  The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified.  The words “or”, “any” and “either” are not exclusive.  The word “will” shall be construed to have the same meaning as the word “shall.”  The words “herein”, “hereof” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this agreement.

Section 8.5.                                 Entire Agreement.

This Agreement (including the Exhibits hereto), the Company Disclosure Letter, the Financing Commitments, the Rollover Commitment Letter, the Limited Guarantee, the Confidentiality Agreement and any such other agreement entered into among the parties that expressly provides that such agreement is to be treated as an agreement listed in this Section 8.5 constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

Section 8.6.                                 Parties in Interest.

This Agreement is not intended to, and shall not, confer upon any other Person other than the parties and their respective successors and permitted assigns any rights or remedies hereunder, except (a) with respect to Section 5.11 which shall inure to the benefit of the Persons benefiting therefrom who are intended to be third-party beneficiaries thereof, (b) with respect to the indemnification obligations of Parent pursuant to Section 5.15(g)(iv), (c) from and after the Effective Time, the rights of holders of Shares to receive the aggregate Per Share Merger Consideration set forth in Article II, (d) from and after the Effective Time, the rights of holders of Company Stock Options and Company Restricted Stock to receive the payments contemplated by the applicable provisions of Section 2.2 in accordance with the terms and conditions of this Agreement, (e) with respect to Sections 7.2, 7.3(c), 7.3(e), 7.3(f), 7.4, 8.7, 8.8, 8.9, 8.10(c), 8.11, 8.12 and this Section 8.6, which shall inure to the benefit of the Persons benefiting therefrom (including the Financing Sources and the Rollover Investors) who are intended to be third-party beneficiaries thereof and shall be entitled to rely thereupon.  Notwithstanding anything to the contrary in this Agreement, Sections 7.2, 7.3(c), 7.3(e), 7.4, 8.7, 8.8, 8.9, 8.10(c), 8.11, 8.12 and this Section 8.6 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of such sections) may not be modified, waived or terminated in a manner that impacts or is adverse in any respect to the Financing Sources or the Rollover Investors without the prior written consent of the Financing Sources and the Rollover Investors.  The representations and warranties in this Agreement are the product of negotiations among the parties.  In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto.  Consequently, Persons other than the parties may not rely upon the representations and warranties in this Agreement or the characterization of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.7.                                 Governing Law.

This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Nevada, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Nevada; provided, however, that, except as set forth in the Debt Financing Commitment, any dispute, suit, claim, litigation, investigation, proceeding or other action against arising out of or related to this Agreement, the Debt Financing Commitment or the transactions contemplated hereby that involves any Debt Financing Source shall be governed by, and construed in accordance with, the laws of the State of New York without regard to the conflicts of law rules of such State.  The provisions of this Section 8.7 shall inure to the benefit of, and be enforceable by, each Debt Financing Source, each of which is hereby intended to be an express third party beneficiary of this Section 8.7.

Section 8.8.                                 Submission to Jurisdiction.

Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the courts of the State of Nevada located in Clark County, Nevada.  Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby.  Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Nevada, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Nevada as described herein.  Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient.  Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Nevada as described herein for any reason, (b) that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.  Each of the parties further agrees that any New York state court or any federal court, in either case, sitting in the borough of Manhattan, City of New York shall have exclusive jurisdiction over any action brought against any Debt Financing Source relating to this Agreement, the Debt Financing Commitment, the Debt Financing or the transactions contemplated hereby or thereby.  The provisions of the immediately preceding sentence shall inure to the benefit of, and be enforceable by, each Debt Financing Source, each of which is hereby intended to be an express third party beneficiary thereof.

Section 8.9.                                 Assignment; Successors.

Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void, except that Parent and Merger Sub may assign their respective rights under this Agreement to their respective Affiliates and as collateral to the applicable Debt Financing Sources in connection with the Debt Financing.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.10.                          Remedies.

(a)                                 The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  Accordingly, subject to Section 8.10(b), each of the Company, Parent and Merger Sub shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in the courts of the State of Nevada located in Clark County, Nevada, this being in addition to any other remedy to which such party is entitled at law or in equity.  Each of the parties hereby further waives (i) any defense in any action for specific performance that a remedy at law would be adequate and (ii) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

(b)                                 Notwithstanding Section 8.10(a) or anything else to the contrary in this Agreement, the parties hereby acknowledge and agree that, solely with respect to causing Parent and/or Merger Sub to draw down the full proceeds of the Equity Financing and the Rollover Investment pursuant to the terms and conditions of the Equity Financing Commitments and the Rollover Commitment Letter and causing Parent and/or Merger Sub to consummate the Merger and the transactions contemplated hereby and to effect the Closing in accordance with Section 1.2, the Company shall be entitled to seek specific performance, in each such case, if, and only if, all of the following conditions have been satisfied:

(i)                                     the second (2nd) Business Day after the Marketing Period has ended;

(ii)                                  all of the conditions set forth in Sections 6.1 and 6.3 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions) have been or will have been satisfied or, to the extent permitted by applicable Law, waived in accordance with this Agreement at the time when the Closing would be required to occur;

(iii)                               the Debt Financing has been funded or will be funded on the date when the Closing would be required to occur pursuant to Section 1.2 upon delivery of a drawdown or other notice by Parent or Merger Sub and/or notice from Parent that the Equity Financing will be funded at such date;

(iv)                              Parent and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.2; and

(v)                                 the Company has irrevocably confirmed in writing to Parent that all conditions set forth in Section 6.2 have been satisfied (or that it would waive any unsatisfied conditions in Section 6.2) for purposes of consummating the Merger, and that if specific performance is granted and the Equity Financing and Debt Financing and Rollover Investment are funded, then it would take such actions required of it under this Agreement to cause the Closing to occur.

(c)                                  The Company hereby covenants and agrees that it shall not, and shall cause the Company Subsidiaries not to, and shall use reasonable best efforts to cause the Company Parties not to, institute any proceeding or bring any other claim arising under, or in connection with, this Agreement, the Financing Commitments, the Rollover Commitment Letter, the Limited Guarantee or the negotiation, execution, performance, abandonment or termination of the transactions contemplated hereby or thereby (whether at law or in equity, under any theory of liability (including without limitation by attempting to pierce a corporate, limited liability company or partnership veil), by attempting to compel any Person to enforce any rights that they may have against any other Person, by attempting to enforce any assessment, or whether sounding in contract, tort, statute or otherwise), against Parent, Merger Sub, Sponsor, the Financing Sources, the Rollover Investors or any other Parent Related Party, except that, notwithstanding the foregoing, the Company may assert claims against:

(i)                                     Parent or Merger Sub in accordance with and pursuant to and for any violation of the terms of this Agreement (including this Section 8.10), including to enforce any of the terms or conditions of this Agreement and for payment of the Reverse Termination Fee under Section 7.3, for indemnification or expense reimbursement under Sections 5.15(g)(ii) or (g)(iv), or for reimbursement under the last sentence of Section 5.22;

(ii)                                  Sponsor under and pursuant to the terms and conditions of the Limited Guarantee, the parties to the Sponsor Voting Agreement  under and pursuant to the Sponsor Voting Agreement, Z Capital Partners, L.L.C. under and pursuant to the Joinder and any other agreement that the parties enter into that expressly provides that the Company has the right to assert claims against such party as contemplated by this Section 8.10(c);

(iii)                               (A) the Equity Financing Sources for specific performance of their respective obligations under the Equity Financing Commitments and (B) the Rollover Investors for specific performance of their respective obligations under the Rollover Commitment Letter, in each case, if, and only if, where applicable, the conditions of Section 8.10(b) have been satisfied; and

(iv)                              Z Capital Partners, L.L.C. under and pursuant to the Confidentiality Agreement (the claims described in clauses (i) through (v) collectively, the “Retained Claims”).

For the avoidance of doubt, (A) under no circumstances shall the Company be permitted or entitled to receive both (1) a grant of specific performance of the obligation to consummate the Merger and effect the Closing in accordance with Section 1.2 as contemplated by Section 8.10 and (2) any money damages, including the Reverse Termination Fee, and (B) in no event shall the Company seek equitable relief or to recover money damages from Parent, Merger Sub, Sponsor, the Financing Sources, the Rollover Investors or any other Parent Related Party in connection with the transactions contemplated by this Agreement, other than as expressly set forth in this Section 8.10(c) and (C) in no event shall the Company or any Company Party seek to recover any money damages in excess of the Reverse Termination Fee (and any amounts payable under Section 7.3(d), and subject to the ability of the Company to recover expense reimbursements, payments and indemnification under Sections 5.15(g)(ii) and (iv) and the last sentence of Section 5.22) in connection with this Agreement from Parent, Merger Sub, Sponsor, the Financing Sources, the Rollover Investors or any other Parent Related Party; provided, however, that the Reverse Termination Fee shall not serve as a cap on or restriction to recovery under, any expense reimbursement, payment or indemnification owed by Parent to any Company Party under Sections 5.15(g)(ii) and (iv) and the last sentence of Section 5.22, nor shall any such indemnification amounts reduce the amount of the Reverse Termination Fee (or any amounts payable under Section 7.3(d)).  For the avoidance of doubt, (A) under no circumstances shall Parent or Merger Sub be permitted or entitled to receive both (1) a grant of specific performance of the obligation to consummate the Merger and effect the Closing in accordance with Section 1.2 as contemplated by Section 8.10 and (2) any money damages, including the Company Termination Fee, and (B) in no event shall Parent or Merger Sub seek equitable relief or to recover money damages from the Company or any Company Party in connection with the transactions contemplated by this Agreement, other than as expressly set forth in Section 7.3(b), Section 7.3(d), and Section 8.10(a) and (C) in no event shall Parent or Merger Sub seek to recover any money damages in excess of the Company Termination Fee (and any amounts payable under Section 7.3(d)) in connection with this Agreement from the Company or any Company Party.

Section 8.11.                          Severability.

Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein; provided, that the parties intend that the remedies and limitations thereon (including limitations on the right to specifically enforce the terms hereof) shall be construed as an integral provision of this Agreement and that such remedies and limitations shall not be severable in any manner that increases the liability of any party (including any Parent Related Party) or the obligations of any Parent Related Party hereunder.

Section 8.12.                          Waiver of Jury Trial.

EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING THE DEBT FINANCING).  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.12.  THE PROVISIONS OF THIS SECTION 8.12 SHALL INURE TO THE BENEFIT OF, AND BE ENFORCEABLE BY, EACH DEBT FINANCING SOURCE, EACH OF WHICH IS HEREBY INTENDED TO BE AN EXPRESS THIRD PARTY BENEFICIARY OF THIS SECTION 8.12.

Section 8.13.                          Counterparts.

This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

Section 8.14.                          Facsimile Signature.

This Agreement may be executed by facsimile signature and a facsimile signature shall constitute an original for all purposes.

Section 8.15.                          No Presumption Against Drafting Party.

Each of Parent, Merger Sub and the Company acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement.  Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

Section 8.16.                          No Personal Liability.

This Agreement shall not create or be deemed to create or permit any personal liability or obligation on the part of any direct or indirect stockholder, member, or partner of the Company, Parent, Merger Sub (other than Parent), or any officer, director, manager, employee, agent, representative or investor of or in any party hereto.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

AFFINITY GAMING

By:	/s/ Walter Bogumil
Name: Walter Bogumil
Title: Senior Vice President, Chief Financial Officer and Treasurer

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Z CAPITAL AFFINITY OWNER, LLC

By:	/s/ James Zenni, Jr.
Name: James Zenni, Jr.
Title: Authorized Person

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

AFFINITY MERGER SUB, INC.

By:	/s/ James Zenni, Jr.
Name: James Zenni, Jr.
Title: Authorized Person

[Signature Page to Merger Agreement]